UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release dated July 28, 2022	3
2.	Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2022	39

Page 1 of 4 First Half 2022 Results Grifols’ business momentum delivers EUR 2,810 million in revenues and EUR 618 million in EBITDA as plasma collections accelerate Revenues grow 10.8% driven by Biopharma increase of 16.5%. EBITDA margin stands at 22.0% Grifols’ Co-CEOs Raimon Grifols Roura and Victor Grifols Deu commented: “This solid first half performance reflects current momentum including a significant acceleration in plasma collections, a trend we expect to continue into the second half of 2022.” “We were pleased to complete the Biotest acquisition in the period. This transaction marks a strategic and transformational milestone for Grifols that will strengthen our global plasma capacity, expand our product portfolio and accelerate our innovation efforts with high value-added projects.” “With a streamlined organizational structure and clear strategic focus, Grifols is well placed for the future as we continue to capture the strong underlying demand and drive innovation of new life- enhancing plasma proteins.” • Grifols revenues increase by 10.8% (3.4% cc) driven by robust Biopharma performance (EUR 2,313 million; 16.5%; 8.3% cc). Higher plasma collections and increase in key protein volumes, coupled with pricing, favorable product mix and FX, plus Biotest acquisition, are primary drivers of growth • Plasma collections grow by 22%, a positive trend expected to further accelerate in second half of 2022 • Diagnostic declines to EUR 329 million (-16.7%; -21.0% cc) due mainly to finalization of COVID-19 testing agreement and mandatory Zika-virus screening, partially offset by strong growth of Blood Typing Solutions • EBITDA sequentially improves to EUR 618 million, with a 22.0% margin (22.8% excluding Biotest), driven by revenue growth, operational leverage and effective operational cost control • Net profit totals EUR 144 million, reflecting higher financial expenses linked with Biotest acquisition • Deleveraging remains core priority: focus on improvement of EBITDA, cash flow generation and capital allocation discipline. Grifols sold the business of MedKeeper in July

Page 2 of 4 Barcelona, July 28, 2022.- Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS) reported EUR 2,810.1 million in revenues in the first half of 2022, an increase of 10.8% (3.4% cc1) compared to the same period of 2021. These solid results were driven by strong Biopharma2 performance, sustained robust underlying demand, the consolidation of the Biotest acquisition, and FX tailwinds. EBITDA increased to EUR 618.3 million, delivering a margin of 22.0% (22.8% excluding Biotest). This performance reflects a sequential improvement for the first half of 2022, a period marked by stronger fundamentals, including a significant acceleration of plasma collections, streamlined the business organization-wide while working to accelerate key R+D projects. Biopharma revenues grew by 16.5% (8.3% cc) to EUR 2,312.9 million in the first half of the year, driven by an improvement in plasma collections, robust underlying demand for key proteins, price increases and favorable product mix, as well as a two-month contribution from Biotest. Revenues increased by 11.5% (3.3% cc) to EUR 2,214.6 million, excluding Biotest. Immunoglobulins, alpha-1 antitrypsin, specialty proteins, and new-product contributions were all strong, with overall performance partially offset by Q2 2021 albumin phasing in China due to the integration of Grifols’ plasma-derived products distribution into the Shanghai RAAS commercial platform. Excluding this impact, Biopharma revenues grew 19.8% (11.3% cc). Recent product launches continue to drive performance, with double-digit growth. Of note are sales increases of Xembify® (44.9%; 31.2% cc), Vistaseal™ (57.6%; 44.4% cc), and Tavlesse® (43.4%, 43.0% cc) in the first half of the year. Plasma collections continue to accelerate, expanding 22% YTD3, trending above pre-COVID levels. The primary drivers behind this upward trend are new and recently-acquired plasma centers; greater plasma volumes from regular centers; and technological, digital, and operational enhancements. The current trend is expected to further accelerate in the second half of 2022. Diagnostic revenues declined by 16.7% (-21.0% cc) to EUR 329.4 million in the first half of 2022, affected primarily by the non-recurring sales of TMA (Transcription-Mediated Amplification) molecular tests to detect SARS-CoV-2 in 2021. Excluding this impact, the business unit decreased by 5.2% cc due to the termination of mandatory Zika-virus testing, and pricing, partially offset by robust sales of blood typing solutions in the United States, Mexico, and Italy. Bio Supplies, which now solely includes the Bio Supplies Commercial business line, reported a 1.4% drop in revenues (-8.2% cc) to EUR 52.6 million in the first half of 2022, impacted by lower sales of albumin and fraction V for non-therapeutic use. Bio Supplies Diagnostic sales partially offset this decline. Others4, which mainly comprises Healthcare Solutions (formerly Hospital Division) and third-party plasma sales, reported a decrease in revenues of 9.5% (-13.1% cc) to EUR 124.2 million, impacted by the conclusion of third-party plasma sales contracts. Excluding this impact, Others grew by 11.2% (7.6 cc) to EUR 103.5 million, fueled by the expansion in hospital investments. 1 Operating or constant currency (cc) excludes changes rates variations reported in the period 2 Biopharma Business Unit corresponds to former Bioscience Division 3 Comparing first 28 weeks of 2022 with first 28 weeks of 2021 4 Others mainly includes Healthcare Solutions, Source Plasma, and Services & Royalties

Page 3 of 4 Gross margin grew to 38.2%, an improvement over the 35.4% reported in the second half of 2021. Absorption of fixed costs contributed to the sequential improvement, constrained by a still high cost per liter resulting from donor compensation and labor cost inflation. EBITDA grew to EUR 618.3 million in the first half of the year, at a 22.0% margin (22.8% excluding Biotest), compared to EUR 327.0 million and 13.6% in the second half of 2021. Grifols continued to contain operating expenses through a savings plan, plus re-prioritization of R+D projects and divestments of non-strategic assets. These efforts helped to offset higher expenses stemming from Biotest, including Biotest Next Level (BNL) project54 costs, and inflationary pressures. In July 2022, Grifols sold in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, which develops and markets innovative mobile and cloud- based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance. Adjusted EBITDA was EUR 562 million, with an adjusted EBITDA margin of 20.0%. Excluding Biotest, adjusted EBITDA margin stood at 20.7%. The completion of the Biotest acquisition in April 2022 marks an important milestone. This transaction will bolster the availability of Grifols’ plasma therapies; accelerate the R+D pipeline; broaden the product portfolio; expand the company’s geographical footprint; and further fuel revenue growth and margin expansion. Total net investment in R+D+i totaled EUR 162.5 million (EUR 155.3 million and 174.0 million in the first and second half of 2021, respectively), representing 5.8% of revenues. Share of profits associated core activities included an impact of EUR 73 million related to the increased equity in Grifols’ Access Biologicals, following the execution of the call option, signed in 2017, to acquire the remaining 51% of capital. The acquisition will help drive the growth of Bio Supplies by reinforcing and expanding its portfolio with a more robust offering of biological products. This transaction will particularly boost Grifols’ standing as a reputed supplier of biological products for in-vitro diagnostics, cell cultures and diagnostic R+D solutions. The financial result stood at EUR 198.8 million in the first half of the year (EUR 119.4 million and EUR 158.4 million in the first and second half of 2021, respectively) due to the issuance of senior unsecured bonds to finance the Biotest investment and higher interest rates. Currently, Grifols has low exposure to interest rate hikes, as c.65% of its debt is tied to a fixed interest rate and only c.22% is pegged to a USD floating interest rate. The reported net profit totaled EUR 143.6 million. Excluding the impact of IFRS 166 5, net financial debt reached EUR 8,994.1 million and the leverage ratio stood at 9.0x (8.8x cc). The ratio increased during the year as a result of strategic investment in Biotest and the impacts of COVID-19 on EBITDA over the last twelve months. 4 5 Biotest Next Level (BNL) project is aimed at expanding production capacity in Dreieich, Germany, and at develop three key R&D projects (IgG Next Gen, Trimodulin, Fibrinogen) 5 6 As of June 30, 2022, the impact of IFRS 16 on total debts stands at EUR 1,068.3 million

Page 4 of 4 The quarterly financial covenant of 5x net debt to EBITDA is no longer in place following the refinancing process in November 2019. Grifols does not face any significant maturity repayments or down payments until 2025. Despite short-term challenges, Grifols’ commitment to deleveraging remains firm, supported by its strong business fundamentals, improvements in profitability and operating cash generation, and capital allocation discipline. As of June 30, 2022, Grifols’ strong liquidity position stood at EUR 1,611 million, including a cash position of EUR 525 million. Grifols’ fundamentals remain strong, with improvement expected to continue triggered by higher plasma collections and organization-wide efforts to advance innovation and streamline operations. About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its three main business units - Biopharma, Diagnostic and Bio Supplies - develop, produce and market innovative solutions and services that are sold in more than 110 countries. Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 27,000 employees in more than 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership. In 2021, Grifols’ economic impact in its core countries of operation was EUR 7.7 billion. The company also generated 141,500 jobs, including indirect and induced jobs. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

2022 Half Year Results - 1 - 2022 Half Year Results July 28, 2022 Unlocking Further Growth

2022 Half Year Results - 2 - Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. Forward-Looking Statements This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Notwithstanding the above, any forward looking statements contained in the Biotest presentation of September 17, 2021 are no longer valid and should not be taken into account by our shareholders or investors. NON-GAAP Financial Measures This presentation refers to certain non-GAAP financial measures. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by providing specific information regarding GAAP amounts excluded from these non-GAAP financial measures.A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in our Grifols Financial Statements. Legal Disclaimer

Grifols Further Reinforced its Fundamentals in 1H 2022...

Stronger pipeline
to ensure a **balanced risk-value portfolio**

7
therapeutic areas...

5+
key projects launched
in 1H'22

Accelerating **INNOVATION**

PLASMA at the core

INDUSTRIAL excellence

Global **EXPANSION**

c.400 plasma centers

312 (U.S.)
89 (EU: Germany, Austria, Hungary, Czech Republic)
1 (Canada)
1 (Egypt)
41 (China) *(through SRAAS)*

+37
plasma centers
in 1H'22

Enhanced our manufacturing capacity

22mL/year
in the U.S., Spain, Ireland and Germany

Operations in
100+ countries

Subsidiaries in
30+ countries

2022 Half Year Results - 3 - GRIFOLS

2022 Half Year Results - 4 - Discovery Pre-Clinical Phase 1 Phase 2 Phase 3 Phase 4 / Regulatory LCM Immunology ++ recIG Spike in PdIG with enriched recombinant libraries (PID) IVIG-PEG Xembify® Europe Xembify® Prefilled syringes IVIgG Next Gen PID Xembify® Bi-weekly dose Xembify® in CLL Hepatology/ Intensive Care ++ PRECIOSA D.Cirrhosis (Alb.20%) FlexBag® US, EUR APACHE ACLF (Alb 5%) Pulmonology Alpha-1 AT Non-cystic fibrosis bronchiectasis Alpha-1 AT 15% (SC) AAT deficiency SPARTA - Prolastin-C® EUR Prolastin® EU 4-5gr vials Hematology + ATIII in Sepsis*** Fibrinogen Cong. Deficiency & severe hypofibrinogen Fostamatinib** ITP – Refractory patients Fibrinogen Acquired Deficiency IVIgG Next Gen - ITP Others ++ GIGA 564 Anti-CTLA-4 mAb Oncology GIGA 2328 Anti-CTLA-4 mAb Oncology AKST4290 nAMD & DR AKST1210 ESRD-CI Fibrin Sealant Biosurgery Pediatric Use Infectious Diseases +++ GIGA 2339 HBV Recombinant hyperimmune Ig Trimodulin sCAP Cytotect® Pregnancy (CMV infection) Neurology +++ AKST 1220 CADASIL GRF6019 AD ABvac40 AD AMBAR-Next AKST4290 PD GRF6021 PD with Dementia … Note: Pipeline presented in the Investor and Analyst Meeting (June 30, 2022) * Project of AlbaJuna (Grifols’ invested company); ** Licensed rights from Rigel Pharmaceuticals in EU and other countries; *** Partnership with Endpoint Health Significant milestones Grifols’ balanced risk-value innovation pipeline PRECIOSA: acceleration of patient enrollment plan, with 20+ sites activated, a 50% increase in no. of active sites AMBAR-Next: draft protocol and Type-B meeting with FDA submitted. FPFV3 planned for Q4’22/Q1’23 ATIII in sepsis: long-term collaboration agreement to develop and commercialize an Antithrombin III therapy, used to treat sepsis Launched in 1H’22 in Canada, Italy, Switzerland, Estonia and Australia Expected to launch in 2H’22 in Czech Republic, Norway and Denmark Commercial launches Xembify®: receives approvals in Europe and in Australia · Plans to launch for PI1 and SID2 in Wales (UK) and Australia before year-end, in Spain in FY23, and in France in FY24 Xembify® CLL: IND submitted and final protocol developed incorporating FDA feedback · FPFV3 planned for Q3/Q4 1 Primary immunodeficiency (PI); 2 Secondary immunodeficiency (SID); 3 First Patient First Visit (FPFV) Fibrinogen (acquired deficiency): successful interim analysis on 120 patients · Study attains its patient enrollment objective … Accelerating The Pipeline, Amplified by Biotest Acquisition …

2022 Half Year Results - 5 - Previous structure New structure: Creation of fully integrated business units Value-driven organization Biopharma (formerly Bioscience) Plasma Procurement Diagnostic Bio Supplies Others (Healthcare Solutions) Operations (Key support functions to drive business units’ performance) Services (Corporate services to all Grifols’ areas) Strategy & Transformation Co-CEOs Commercial Division Industrial Division Corporate Services Co-CEOs Bioscience Diagnostic Hospital Bioscience Industrial Group Diagnostic Industrial Group Quality Bio Supplies Enhanced effectiveness and operational efficiencies Stronger governance model Accountability over execution Greater speed and agility through organization-wide services Faster time-to-market reaction Reduced operational complexity … and Streamlined the Organization

2022 Half Year Results - 6 - 2022 Half Year Results Financial Performance

1H 2022 Grifols and Biotest Results – ***Highlights***

Business momentum backed by the acceleration of plasma collections drives sequential performance improvement. Commitment to deleveraging remaining firm

Revenues – EUR 2,810m (10.8%; 3.4% cc)

Robust growth driven by the Biopharma Business Unit **(+16.5%; 8.3% cc):** plasma collections improvement driving increase in volume growth of IG and most key proteins; price increases; favorable product mix; FX tailwind; plus Biotest's contribution

Margins – EBITDA EUR 618m (22.0%)

Significant sequential improvement supported by: revenues increase; product mix; higher fixed costs absorption rate; cost savings; and R+D re-prioritization. Margins remain affected by still-high donor compensation and inflationary pressures, while also by Biotest Next Level[1] project costs

Deleveraging

Remains to be a key priority. Focus on EBITDA improvement, cash flow generation and capital allocation discipline

Biotest

Consolidation of Biotest since May'22. Clinical trials of novel key proteins are progressing as expected

Macroeconomic Context

Inflationary pressures drive higher incentive to donate; labor inflation impacts cost per liter
FX tailwinds
Low exposure to interest rate hikes: c.65% of debt tied to a fixed interest rate



[1] Biotest Next Level (BNL) project is aimed at expanding production capacity in Dreieich, Germany, and at develop three key R&D projects (IgG Next Gen, Trimodulin, Fibrinogen)

2022 Half Year Results - 7 - GRIFOLS

1H 2022 Financial Highlights

Stronger Sequential Performance

(EUR in millions)	1H'21	1H'21	1H'22 Grifols	1H'22 Biotest	1H'22 Combined
Revenues	**2,536.6**	**2,396.5**	**2,711.8**	**98.3**	**2,810.1**
% Growth	*(5.3%)*	*(10.0%)*	*6.9%*	-	*10.8%*
% Growth at cc[1]	*2.3%*	*(9.8%)*	*(0.5%)*	-	*3.4%*
Gross Margin	**1,114.1**	**848.5**	**1,054.2**	**23.6[2]**	**1,072.6**
% Margin	*43.9%*	*35.4%*	*38.9%*	*24.0%*	*38.2%*
R+D	**158.5**	**196.3**	**151.5**	**9.8**	**161.3**
SG&A	**507.0**	**554.5**	**553.3**	**14.6**	**567.9**
EBITDA	**634.5**	**327.0**	**617.9**	**5.7[2]**	**618.3**
% Margin	*25.0%*	*13.6%*	*22.8%*	*5.8%*	*22.0%*
EBITDA Adj.	**637.0**	**377.0**	**562.1**	**-**	**562.1**
% Margin	*25.1%*	*15.8%*	*20.7%*	-	*20.0%*
Group Profit	**266.8**	**(78.1)**	**152.8**	**(5.2)**	**143.6**

Revenues growth supported by plasma improvements, underlying strong demand, product mix, price increases and FX tailwind, as well as two months' Biotest contribution

Absorption of fixed costs contributed to gross margin sequential improvement, which remained constrained by a high cost per liter, due mainly to donor fees and labor costs

Containment of Opex – as % of revenues decreased sequentially and vs. PY, supported by re-prioritization of R+D projects, divestments of non-strategic assets, and SG&A's savings plan. Inflationary pressures persist. Biotest impacted by Next Level costs[2].

Sequential 800bps+ EBITDA improvement triggered by Biopharma revenues growth and efforts to contain Opex. Potential upside as cost per liter is expected to decline gradually

Net profit impacted by higher financial expenses

[1] Constant currency (cc), which excludes exchange rate fluctuations period over period; [2] Biotest Next Level (BNL) project is aimed at expanding production capacity in Dreieich, Germany, and at develop three key R&D projects (IgG Next Gen, Trimodulin, Fibrinogen); [2] Elimination of intercompany transactions (EUR 5.3m)
Note: 1H'22 Combined includes 2 months of Biotest (May and June); Biotest stand-alone figures includes elimination of transactions for consolidation purposes

2022 Half Year Results - 8 - GRIFOLS

2022 Half Year Results - 9 - Revenues Double-Digit Growth Driven by Biopharma, Biotest and FX 98 83 27 187 66 2,810 Revenues H1’21 Others 4 Biopharma 18 Bio Supplies Diagnostic Intersegments Revenues H1’22 (cc) FX Revenues H1’22 2,537 2,623 98 Biopharma (formerly Bioscience) Bio Supplies Others 8.3% 3.3% (excl. Biotest) (21.0%) (8.2%) (13.1%) Growth cc 16.5% 11.5% (excl. Biotest) (16.7%) (1.4%) (9.5%) Growth reported Diagnostic (impacted by COVID and Zika testing) Total revenues (EUR in millions) (EUR in millions) 2,312.9 329.4 52.6 124.2 Note: 1H’22 Combined includes 2 months of Biotest (May and June) and the new structure of Bio Supplies and Others – Bio Supplies includes only commercial area and Others includes mainly Healthcare Solutions, Source Plasma, and Services & Royalties +3.4% +10.8% (0.5%) excl. Biotest 6.9% excl. Biotest

2022 Half Year Results - 10 - Plasma Collections 22% Growth Supported by Trend Above Pre-COVID Levels 1 Comparing first 4 weeks of 2022 with weeks 25-28 of 2022 2 Comparing first 28 weeks of 2022 with first 28 weeks of 2021 60 70 80 90 100 110 120 130 140 COVID-19 outbreak U.S. fiscal programs Holiday seasonal impact Q1 Q3 Q4 2020 Q2 Q1 Q3 Q4 2021 Q2 Q1 2022 Week 28 • Delta variant • B1/B2 Visa issue • High-donor fee tapers off Weekly evolution of total plasma collections (Grifols stand-alone) • Current macroeconomic context drives momentum • Digital marketing enhancement • New plasmapheresis devices • Enhanced donor and employee experience including higher talent retention • B1/B2 visa restrictions on U.S. Southern border. Potential upside if lifted • Donor compensation still high • Labour Inflation pressures + Tailwinds - Headwinds +28% Weeks 1-4 vs. 25-28 1 +22% YTD vs. PY 2

*Revenues – **Biopharma**[1]*

Robust Growth Driven by Key Proteins as Plasma Accelerates

Revenues increase and noteworthy IG, alpha-1 antitrypsin and specialty proteins performance triggered by plasma collection improvements, underlying strong demand and price increases

IG *[50-55% of revenues]*	**Mid-to-high single-digit growth** **Solid performance** of **IVIG** and **SCIG** driven by **increasing volume** coupled with **mid-single-digit price increases**
Alpha-1 *[15-20% of revenues]*	**Mid-single-digit growth** **Higher volume in the U.S.** stemming from **larger patient base** and **pricing**. Higher demand mainly driven by competitor supply shortage leading to a positive impact in Germany, France, Spain and Italy
Albumin *[15-20% of revenues]*	**Mid-single-digit growth excl. 2Q 2021 phasing in China** Growth driven by **U.S. higher demand** following competitor supply issues
Specialty proteins *[10-15% of revenues]*	**High-single-digit growth** Supported by revenue growth of **Anti-D**, **Anti-H** and **Tetanus** vaccines revenue growth. **Recent launches** continue to significantly contribute

Recent launches

Xembify Immune Globulin Subcutaneous (Human), 20% **+31%**

Increasing demand and **favorable customer mix**

Albutein FlexBag™ Albumin (Human) USP

Fast adoption in the U.S.

16% of U.S. Albumin sales in 1H'22

VistaSeal™ Fibrin Sealant (Human) **+44%**

Driven by key **European launches** and **U.S. market position**

[1] Grifols stand-alone. Biopharma - (formerly Bioscience)

Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period

2022 Half Year Results - 11 - GRIFOLS

IG Franchise

Long-Term Growth Potential of Immunoglobulin Market Remains Strong

IG indication use (%) and 2018-2025 forecasted market growth in the U.S.


+7.4%
+9.1%
ITP5
[5-10%]
MG4
[3-5%]
Others
[25-30%]
PI1 and SID2
[40-55%]
CIDP3
[20-25%]
+7.7%

Larger growth

+9.3%
PI
Forecast 2018-2025

+9.5%
CLL[6] (SID)
Forecast 2018-2025

Immunoglobulins defy the **normal life-cycle** of a **pharmaceutical product** and **continue to grow**

- In 2015-2021, **IG market grew by 7-8% driven** by **PI, SID and CIDP**
- **Global demand** for **IG** is expected to continue growing by **high-single digit** driven by PI and SID

Immunodeficiencies market growth is expected **to outpace potential erosion from disruptive technologies**

Source: MRB Report Analysis of the 2018 IVIG/SCIG Market in the United States and 2025 Forecast

[1] Primary immunodeficiency (PI); [2] Secondary immunodeficiency (SID); [3] Chronic Inflammatory Demyelinating Polyneuropathy (CIDP); [4] Chronic Immuno Thrombocytopenia (ITP); [5] Myasthenia Gravis (MG); [6] Chronic lymphocytic leukemia

2022 Half Year Results - 12 - GRIFOLS

*Revenues – **Diagnostic***

Impacted by One-off COVID Testing & Zika Screening Termination

Excluding one-off COVID-19 tests in 1H 2021, Diagnostic declined by **5.2% cc (0.0% reported)** due to the termination of Zika NAT technology mandatory testing, partially offset by strong growth of blood typing solutions

NAT Donor Screening *[50-55% of revenues]*	**Down by double-digit** Impacted by the 1H 2021 non-recurring **COVID-19 testing** in Spain and Hungary, and termination of mandatory Zika testing. **Underlying business down by low double-digit** due to product and country mix and pricing
Blood Typing Solutions *[20-25% of revenues]*	**High-double-digit growth** Strong growth primarily in the **U.S.**, **Mexico**, and **Italy**
Recombinant Proteins *[15-20% of revenues]*	**Down by mid-to-high single-digit** Noteworthy were **lower joint-business antigen sales**

Growth drivers

CTS agreement

CREATIVE Testing Solutions

- ✓ **Long-term NAT** supply **agreement**
- ✓ **Optimized efficiency** of **Grifols labs by** leveraging on CTS expertise
- ✓ Building a **long-term partnership** with the world's largest lab

Distribution agreement through SRAAS

SHRAAS

- ✓ **Fastest IVD market worldwide** with **untapped market potential**
- ✓ **Integrated commercial model,** combining **Grifols' heritage** with **SRAAS' commercial expertise** and **broad reach**

2022 Half Year Results - 13 - GRIFOLS

Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period

2022 Half Year Results - 14 - Revenues – Bio Supplies Bio Supplies to Integrate Access Biologicals to Fully Unlock its Potential Down by high-single-digit Lower sales of NTU albumin and Fr.V, in part offset by cell culture Bio Supplies Biopharma [55-60% of revenues] Bio Supplies Diagnostic [20-25% of revenues] Hyperimmune plasma sales to 3rd parties [20-25% of revenues] Low-to-mid single-digit growth Higher sales of plasma Diagnostic, test tubes and bio products in part offset by lower serum and blood cells resulting from lower collections Down by double-digit Lower sales of Anti-D and Anti-HB due to finalized contracts and Tetanus vaccine in part offset by Anti-RSV Bio Supplies Biopharma and hyperimmunes plasma sales to 3rd parties decline, partially offset by a solid performance of Bio Supplies Diagnostic Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period

2022 Half Year Results - 15 - 20.0% EBITDA Bridge 1H 2022 vs. 2H 2021 Significant Sequential Margin Improvement 168 33 21 21 56 Reported EBTIDA H1’22 Other 7 Opex Biotest Diagnostic 377 562 618 1 Biopharma Adjusted EBITDA H2’21 Adjusted Combined EBITDA H1’22 Access Biologicals gain and transaction costs FX 13.6% 22.0% 22.8% Excl. Biotest (EUR in millions) 20.7% Excl. Biotest Contribution after intercompany elimination (EUR 5.3m)

Financial Position

Commitment to Deleverage Remains Intact. Robust Liquidity Position

Leverage ratio



Biotest
9.0x
6.2x
GIC
0.8x
5.4x
1.6
0.2
0.2
0.1
0.2
0.2
0.3
FY21 Reported
Biotest acquisition
Biotest EBITDA & Debt
Working capital
Grifols LTM EBITDA
Investments cash-out
FX
Others
H1'22 Reported

EUR 525m

Cash and cash equivalents

EUR 1.6Bn

Liquidity position

No significant debt maturities until **2025**

Deleverage supported by **EBITDA improvement**, **operating cash flow generation** and **capital allocation discipline** (structural cost plan, R&D prioritization, no cash dividends, lower CAPEX, **divestments** and no M&A)

MedKeeper business divested in July 2022[1]

[1] Grifols has reached an agreement to sell in cash substantially all of the assets of the business of its subsidiary Goetech LLC, whose trade name is MedKeeper

2022 Half Year Results - 16 - GRIFOLS

2022 Half Year Results - 17 - Business Trends Unlocking Further Revenue Growth Through Greater Business Momentum Expected to continue accelerating driven by… Boost revenue growth mainly from Biopharma, supported by: • Strong underlying demand • Product and geo mix • Global price improvements Current macroeconomic context Increasing collections per center Technological, digital and operational enhancements Plasma collections Potential upside if B1/B2 visa restrictions on the U.S. southern border are lifted Double-digit growth (cc) VOLUMES PROFITABILITY Key growth lever… … triggering normalization of… … and enhancement of… Revenue 2H’22 Margins expansion backed by: • Reduction of cost per liter • Operational leverage • Cost savings while temporarily constrained by: • Still high donor compensation • Inflation labor pressures

2022 Half Year Results Advancing On Our Sustainability Roadmap

2022 Half Year Results - 19 - Advancing On Our Sustainability Roadmap Grifols’ Sustainability Ambition and Alignment with SDGs, Mirrored in Our Sustainability Plan and 2030 Goals Sustainability Plan 30 Goals for 2030 aligned with Ambition COMMITMENT TO DONORS AND PATIENTS IMPACT ON SOCIETY ENVIRONMENTAL RESPONSIBILITY OUR PEOPLE

2022 Half Year Results - 20 - Advancing On Our Sustainability Roadmap Grifols’ Sustainability Ambition… Grifols’ Sustainability Ambition showcases our aim to continue building a sustainable business model, designed to create value for all our stakeholders, today and in the future. We strive to make a positive impact on the lives of our donors, patients, and employees, while sustainably and ethically driving social and environmental progress. Guided by our pioneering spirit, we aim to serve as frontrunners of scientific advances and plasma-derived developments that improve patients’ quality of life. Our Ambition, aligned with the Sustainable Development Goals (SDGs), is mirrored in our Sustainability Plan, grounded on four main pillars – People, Commitment to Patients and Donors, Impact on Society, and Environmental Responsibility – with two transversals, Ethical Commitment and Innovation. Grifols’ 30 Goals for 2030 establish a strategic roadmap for the upcoming years.

2022 Half Year Results - 21 - Advancing On Our Sustainability Roadmap … Aligned With the Sustainable Development Goals (SDGs) SDGs on which Grifols makes the greatest impact

2022 Half Year Results - 22 - Advancing On Our Sustainability Roadmap Grifols’ Sustainability Plan: Six Core Pillars PROMOTING HEALTH Solid community where all donors understand their impact and feel valued for their commitment beyond compensation, and where all patients receive the treatment they need PROTECTING THE PLANET Promoting the common good by fostering healthy environments where people can live, work and play, and by raising awareness on the need to protect the planet SOCIAL IMPACT Healthier and wealthier society by advancing social progress, supporting organizations and actively engaging with local communities EMPLOYEE COMMITMENT Ongoing efforts to drive diversity, continuous development, equal opportunities, gender equality and overall employee well-being across our global talent pool Placing human rights at the core of our practices by integrating the highest ethical standards throughout the supply chain ETHICS-DRIVEN OPERATIONS FOSTERING INNOVATION Scientific progress that, guided by our pioneering spirit, addresses the needs of patients and protects the rights, safety and well-being of clinical-trial participants COMMITMENT TO DONORS AND PATIENTS IMPACT ON SOCIETY ENVIRONMENTAL RESPONSIBILITY OUR PEOPLE

Ethical Leadership – *Progress 1H 2022*

Generating Value Through Solid Governance

Grifols' Board of Directors



Víctor Grifols Roura
Non-executive Chairman
Proprietary
Thomas Glanzmann
Non-executive Vice Chairman
Other external
Steven F. Mayer
Independent
Tomás Dagá Gelabert
Other external
Enriqueta Felip Font
Independent
Carina Szpilka Lázaro
Lead independent
Íñigo Sánchez-Asiaín Mardones
Independent
Montserrat Muñoz Abellana
Independent
Susana González Rodríguez
Independent
James Costos
Independent
Raimon Grifols Roura
Executive
Víctor Grifols Déu
Executive
Nuria Martín Barnés
Secretary / non-member
New member since 1H'22

- A **diverse** and **balanced board** in terms of **competence**, **backgrounds**, **areas of expertise**, **nationalities**, **age and gender**
- Board members' **areas of expertise** reflect various industries including **finance**, **healthcare**, **science** and **law**

33% female board members	**58%** independent directors

- **Sustainability Committee**
- **Audit Committee**
- **Appointments and Remuneration Committee**

2022 Half Year Results - 23 - GRIFOLS

Our People – Progress 1H 2022

Our Team is in Our Top Priorities

~27,600 total employees **+19%**

Biotest
+2,200
new employees


ROW
~5,000
+86%
Spain
~4,200
+1%
U.S.
~18,400
+12%

5.8 years
average seniority[1]

38 y/o
average age[1]


Women
61%
Men
39%

Commitment to
gender equality

Health and safety

- Progress on an updated version of the Health and Safety Policy and the Corporate H&S Manual (*effective this year*)
- 2 commitments set for 2030
- Launch of a 3-year Wellbeing Plan addressing cardiovascular risks · Focus on mental health in 1H'22

Training and development

- Grifols' Academy developed its objectives of promoting continuous learning and advancing digital transformation
- 1,300+ employees participated in 92+ programs in 28 countries
- 2 commitments set for 2030
- One of the best companies to work for in the U.S. and Spain (*Forbes*)

Work-life balance

- Roll-out of a new global flexibility program: Flexibility for U
  - ✓ Grounded on flexibility, mutual trust and co-responsibility
  - ✓ Hybrid model combining remote and on-site work
  - ✓ Promotes innovation, creativity and knowledge sharing

Diversity and inclusion

- Currently on year 2 of Diversity and Inclusion Plan, focusing on work values across generations
- Implemented training actions, establishment of local working groups, and design and development of enhanced HR processes
- 3 commitments set for 2030

Note: growths vs. same period in the previous year; [1] Excluding Biotest employees

2022 Half Year Results - 24 - GRIFOLS

2022 Half Year Results - 25 - Environmental Responsibility – Progress 1H 2022 Advancing to Further Minimize our Environmental Impact Building on our ambitious 2030 environmental goals by increasing… -55% (from -40%) GHG emissions per unit of production 100% (from 70%) electricity consumption from renewable energies achieving zero net emissions by 2050 + 1 An external audit to renew the Environmental Management System was carried out in ISO 14001 certified companies in Spain and the United States, with fully satisfactory results 2 Progress on the Corporate Environmental Program 2020-2022… 3 Achievement of LEED Gold certification for the new corporate office building in Sant Cugat (Barcelona) Construction underway of a new anaerobic wastewater treatment plant in Parets del Vallès (Barcelona), expected to become operational by year-end 2022 Ongoing work to expand the existing wastewater treatment plant in the Clayton (North Carolina) facility The Clayton plant renewed its UL-Zero Waste to Landfill Gold Certification, diverting 99% of the waste from landfills and only 7% to incineration with energy recovery

2022 Half Year Results Annexes

2022 Half Year Results - 27 - Net Revenue by Division In thousands of euros 1H 2022 1H 2021** % Var % Var cc* BIOPHARMA 2,312,890 1,986,024 16.5% 8.3% DIAGNOSTIC 329,436 395,483 (16.7%) (21.0%) BIO SUPPLIES 52,553 53,288 (1.4%) (8.2%) OTHERS 124,161 137,210 (9.5%) (13.1%) INTERSEGMENTS (8,948) (35,373) 74.7% 76.4% TOTAL 2,810,092 2,536,632 10.8% 3.4% * Constant currency (cc) excludes exchange rate fluctuations over the period. ** For comparison purposes, 2021 figures have been reclassified in accordance with new business units

2022 Half Year Results - 28 - Net Revenue by Region In thousands of euros 1H 2022 1H 2021 % Var % Var cc* US + CANADA 1,816,983 1,576,893 15.2% 5.4% UE 473,623 452,536 4.7% 4.3% ROW 519,486 507,203 2.4% (3.7%) TOTAL 2,810,092 2,536,632 10.8% 3.4% * Constant currency (cc) excludes exchange rate fluctuations over the period.

2022 Half Year Results - 29 - Profit and Loss In thousands of euros 1H 2022 1H 2021 Var NET REVENUES 2,810,092 2,536,632 10.8% COST OF SALES (1,737,541) (1,422,509) 22.1% GROSS MARGIN 1,072,551 1,114,123 (3.7%) % Net revenues 38.2% 43.9% R&D (161,282) (158,542) 1.7% SG&A (567,890) (507,002) 12.0% OPERATING EXPENSES (729,172) (665,544) 9.6% OTHER INCOME 4,508 - SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES - CORE ACTIVITIES 79,459 14,971 430.8% OPERATING RESULT (EBIT) 427,346 463,550 (7.8%) % Net revenues 15.2% 18.3% FINANCIAL RESULT (198,753) (119,437) 66.4% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (706) 34,122 (102.1%) PROFIT BEFORE TAX 227,887 378,235 (39.7%) % Net revenues 8.1% 14.9% INCOME TAX EXPENSE (51,275) (75,647) (32.2%) % of pre-tax income 22.5% 20.0% CONSOLIDATED PROFIT 176,612 302,588 (41.6%) RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS 32,963 35,773 (7.9%) GROUP PROFIT 143,649 266,815 (46.2%) % Net revenues 5.1% 10.5%

2022 Half Year Results - 30 - Cash Flow In thousands of euros 1H 2022 1H 2021 REPORTED GROUP PROFIT 143,649 266,815 DEPRECIATION AND AMORTIZATION 187,208 166,754 NET PROVISIONS 10,167 562 OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL (67,958) 143,088 CHANGES IN INVENTORIES (228,441) (65,878) CHANGES IN TRADE RECEIVABLES (44,810) (142,672) CHANGES IN TRADE PAYABLES 31,716 (29,367) CHANGE IN OPERATING WORKING CAPITAL (241,535) (237,917) NET CASH FLOW FROM OPERATING ACTIVITIES 31,531 339,302 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (1,545,046) (492,249) CAPEX (123,975) (117,298) R&D/OTHER INTANGIBLE ASSETS (19,066) (15,323) OTHER CASH INFLOW / (OUTFLOW) (108,965) 1,508 NET CASH FLOW FROM INVESTING ACTIVITIES (1,797,052) (623,362) FREE CASH FLOW (1,765,521) (284,060) PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS 0 (125,703) ISSUE / (REPAYMENT) OF DEBT (447,431) 467,002 DIVIDENDS (PAID) / RECEIVED 3,927 (256,539) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES 10,816 350 NET CASH FLOW FROM FINANCING ACTIVITIES (432,688) 85,110 TOTAL CASH FLOW (2,198,209) (198,950) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 2,675,611 579,647 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 52,781 17,167 CASH RECLASSIFIED TO ASSETS HELD FOR SALE (5,089) CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 525,094 397,864

Balance Sheet

ASSETS *In thousands of euros*	June 2022	December 2021
NON-CURRENT ASSETS	**16,606,301**	**13,723,555**
GOODWILL AND OTHER INTANGIBLE ASSETS	10,543,345	8,661,508
PROPERTY PLANT & EQUIPMENT	3,269,409	2,547,497
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	1,998,798	1,999,776
NON-CURRENT FINANCIAL ASSETS	590,266	362,267
OTHER NON-CURRENT ASSETS	204,483	152,507
CURRENT ASSETS	**4,432,773**	**5,510,280**
NON CURRENT CONTRACT ASSETS HELD FOR SALE	90,305	0
INVENTORIES	2,933,637	2,259,354
CURRENT CONTRACT ASSETS	42,649	1,939
TRADE AND OTHER RECEIVABLES	730,283	499,708
OTHER CURRENT FINANCIAL ASSETS	36,499	2,029,707
OTHER CURRENT ASSETS	74,306	64,079
CASH AND CASH EQUIVALENTS	525,094	655,493
TOTAL ASSETS	**21,039,074**	**19,233,835**

In thousands of euros	June 2022	December 2021
EQUITY	**8,419,388**	**7,317,098**
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	4,320,627	4,133,388
TREASURY STOCK	(158,761)	(164,189)
CURRENT YEAR EARNINGS	143,649	188,726
OTHER COMPREHENSIVE INCOME	993,987	335,352
NON-CONTROLLING INTERESTS	2,089,554	1,793,489
NON-CURRENT LIABILITIES	**10,963,356**	**8,442,425**
NON-CURRENT FINANCIAL LIABILITIES	10,103,828	7,768,950
OTHER NON-CURRENT LIABILITIES	859,528	673,475
CURRENT LIABILITIES	**1,656,330**	**3,474,312**
CURRENT FINANCIAL LIABILITIES	483,668	2,438,291
OTHER CURRENT LIABILITIES	1,158,648	1,036,021
LIABILITIES ASSOCIATES WITH NON-CURRENT ASSETS H.	14,014	0
TOTAL EQUITY AND LIABILITIES	**21,039,074**	**19,233,835**

2022 Half Year Results - 31 - GRIFOLS

Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

Limited Review Report on Grifols, S.A. and subsidiaries (Together with the condensed consolidated interim financial statements and the consolidated interim Directors’ Report of Grifols, S.A. for the six-month period ended 30 June 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Paseo de la Castellana, 259C 28046 Madrid KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat (Barcelona) Limited Review on the Condensed Consolidated Interim Financial Statements (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153 To the Shareholders of Grifols, S.A. commissioned by the Directors REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS Introduction ______________________________________________________________ We have carried out a limited review of the accompanying condensed consolidated interim financial statements (the “interim financial statements”) of Grifols, S.A. (the "Company”) and subsidiaries (the “Group”), which comprise the balance sheet at 30 June 2022, the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and the explanatory notes for the six-month period then ended (all condensed and consolidated). Pursuant to article 12 of Royal Decree 1362/2007 the Directors of the Company are responsible for the preparation of these interim financial statements in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as adopted by the European Union. Our responsibility is to express a conclusion on these interim financial statements based on our limited review. Scope of Review _________________________________________________________ We conducted our limited review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements. Conclusion _______________________________________________________________ Based on our limited review, which can under no circumstances be considered an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2022 have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, pursuant to article 12 of Royal Decree 1362/2007.

2 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Emphasis of Matter _______________________________________________________ We draw your attention to note 2 to the accompanying interim financial statements, which states that these interim financial statements do not include all the information required in complete consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying interim financial statements should therefore be read in conjunction with the Group’s consolidated annual accounts for the year ended 31 December 2021. This matter does not modify our conclusion. REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS The accompanying consolidated interim directors’ report for the six-month period ended 30 June 2022 contains such explanations as the Directors of the Company consider relevant with respect to the significant events that have taken place in this period and their effect on the consolidated interim financial statements, as well as the disclosures required by article 15 of Royal Decree 1362/2007. The consolidated interim directors’ report is not an integral part of the consolidated interim financial statements. We have verified that the accounting information contained therein is consistent with that disclosed in the interim financial statements for the six-month period ended 30 June 2022. Our work is limited to the verification of the consolidated interim directors’ report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Grifols, S.A. and subsidiaries. Paragraph on Other Matters _______________________________________________ This report has been prepared at the request of the Company's directors in relation to the publication of the six-monthly financial report required by article 119 of the Revised Securities Market Law, approved by Legislative Royal Decree 4/2015 of 23 October 2015 and enacted by Royal Decree 1362/2007 of 19 October 2007. KPMG Auditores, S.L. (Signed on original in Spanish) David Hernanz Sayans 28 July 2022

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 CONTENTS I Condensed Consolidated Interim Financial Statements .. Balance Sheet .. Statement of Profit or Loss .. Statement of Comprehensive Income .. Statement of Cash Flows .. Statement of Changes in Equity Notes to Condensed Consolidated Interim Financial Statements (1) General Information (2) Basis of Presentation and Applied Accounting Principles (3) Changes in the composition of the Group (4) Financial Risk Management Policy (5) Financial Information by Segment (6) Goodwill (7) Other Intangible Assets, Rights of Use and Property, Plant and Equipment (8) Leases (9) Equity-accounted investees (10) Non-current assets held for sale (11) Financial Assets (12) Trade and other accounts receivable (13) Cash and Cash Equivalents (14) Equity (15) Financial Liabilities (16) Expenses by Nature (17) Finance Result (18) Taxation (19) Discontinued Operations (20) Commitments and Contingencies (21) Financial Instruments (22) Transactions with related parties (23) Subsequent events

Assets 30/06/2022 31/12/2021 (unaudited) Non-current assets Goodwill (note 6) 7,847,911 6,228,901 Other intangible assets (note 7) 1,736,913 1,636,950 Rights of use (note 7 and 8) 958,521 795,657 Property, plant and equipment (note 7) 0 3,269,409 2,547,497 Investments in equity accounted investees (note 9) 1,998,798 1,999,776 Non-current financial assets (note 11) Non-current financial assets measured at fair value 46,305 4,106 Non-current financial assets not measured at fair value 543,961 358,161 590,266 362,267 Deferred tax assets 0 204,483 152,507 Total non-current assets 0 16,606,301 13,723,555 Current assets Non-current assets classified as held for sale (note 10) 90,305 -- Inventories 0 2,933,637 2,259,354 Current contract assets 42,649 1,939 Trade and other receivables 0 Trade receivables (note 12) 594,577 432,197 Other receivables (note 12) 79,666 55,063 Current income tax assets 56,040 12,448 Trade and other receivables 730,283 499,708 Other current financial assets (note 11) 0 Current financial assets measured at fair value 12,454 3,238 Current financial assets not measured at fair value 24,045 2,026,469 36,499 2,029,707 Other current assets 74,306 64,079 Cash and cash equivalents (note 13) 0 525,094 655,493 Total current assets 0 4,432,773 5,510,280 Total assets 0 21,039,074 19,233,835 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. at 30 June 2022 and 31 December 2021 GRIFOLS, S.A. AND SUBSIDIARIES (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Condensed Consolidated Balance Sheets

Equity and liabilities 30/06/2022 31/12/2021 (unaudited) Equity Share capital (note 14) 0 119,604 119,604 Share premium 0 910,728 910,728 Reserves (note 14) 0 4,320,627 4,133,388 Treasury stock (note 14) (158,761) (164,189) Profit attributable to the Parent 0 143,649 188,726 Total 5,335,847 5,188,257 Cash flow hedges (7,773) 3,130 Other comprehensive Income (869) (869) Translation differences 1,002,629 333,091 Other comprehensive expenses 0 993,987 335,352 Equity attributable to the Parent 6,329,834 5,523,609 Non-controlling interests 0 2,089,554 1,793,489 Total equity 0 8,419,388 7,317,098 Liabilities Non-current liabilities Grants 15,871 15,036 Provisions 142,992 24,122 Non-current financial liabilities (note 15) 0 10,103,828 7,768,950 Other non-current liablities 17 333 Deferred tax liabilities 0 700,648 633,984 Total non-current liabilities 0 10,963,356 8,442,425 Current liabilities Provisions 48,753 31,407 Current financial liabilities (note 15) 0 483,668 2,438,291 Trade and other payables 0 Suppliers 701,158 628,992 Other payables 93,115 151,834 Current income tax liabilities 76,602 4,516 Total trade and other payables 870,875 785,342 Other current liabilities 0 239,020 219,272 Liabilities associated with non-current assets classified as held for sale (note 10) 14,014 -- Total current liabilities 0 1,656,330 3,474,312 Total liabilities 12,619,686 11,916,737 Total equity and liabilities 0 21,039,074 19,233,835 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Balance Sheets at 30 June 2022 and 31 December 2021 (Expressed in thousands of Euros)

30/06/2022 30/06/2021 30/06/2022 30/06/2021 (unaudited) (unaudited) (unaudited)/ (not reviewed) (unaudited)/ (not reviewed) Continuing Operations Net revenues (note 5) 2,810,092 2,536,632 1,542,899 1,351,898 Cost of sales (1,737,541) (1,422,509) (964,949) (771,102) Gross Margin 1,072,551 1,114,123 577,950 580,796 Research and Development (161,282) (158,542) (85,127) (86,732) Selling, general and administration expenses (567,890) (507,002) (308,472) (249,861) Operating Expenses (729,172) (665,544) (393,599) (336,593) Other Income 4,508 -- 926 -- Profit/(loss) of equity accounted investees with similar activity to that of the Group 79,459 14,971 80,096 6,394 Operating Results 427,346 463,550 265,373 250,597 Finance income 13,853 4,949 8,674 1,804 Finance costs (210,808) (119,698) (137,223) (61,061) Change in fair value of financial instruments (17,034) 555 1,593 -- Exchange differences 15,236 (5,243) 7,576 (1,480) Finance Result (note 17) (198,753) (119,437) (119,380) (60,737) Share of income/(losses) of equity accounted investees (706) 34,122 (271) (359) Profit before income tax from continuing operations 227,887 378,235 145,722 189,501 Income tax expense (note 18) (51,275) (75,647) (30,804) (37,900) Profit after income tax from continuing operations 176,612 302,588 114,918 151,601 Consolidated profit for the period 176,612 302,588 114,918 151,601 Profit attributable to the Parent 143,649 266,815 90,340 136,880 Profit attributable to non-controlling interest 32,963 35,773 24,578 14,721 Basic earnings per share (Euros) 0.21 0.39 0.13 0.20 Diluted earnings per share (Euros) 0.21 0.39 0.13 0.20 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Profit and Loss for each of the three-and six-month periods ended 30 June 2022 and 2021 (Expressed in thousands of Euros) Six-Months Ended Three-Months Ended (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

30/06/2022 30/06/2021 30/06/2022 30/06/2021 (unaudited) (unaudited) (unaudited)/ (not reviewed) (unaudited)/ (not reviewed) Consolidated profit for the period 176,612 302,588 114,918 151,601 Items for reclassification to profit or loss Translation differences 758,240 260,304 543,491 (54,373) Equity accounted investees / Translation differences (note 9) 48,922 39,110 27,280 4,486 Cash flow hedges - effective portion of changes in fair value (13,377) -- (7,336) -- Cash flow hedges - amounts taken to profit or loss (1,160) -- (1,360) -- Tax effect 3,634 -- 2,174 -- Other comprehensive income for the period, after tax 796,259 299,414 564,249 (49,887) Total comprehensive income for the period 972,871 602,002 679,167 101,714 Total comprehensive income attributable to the Parent 802,284 437,508 548,034 99,145 170,587 164,494 131,133 2,569 Total comprehensive income for the period 972,871 602,002 679,167 101,714 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. Condensed Consolidated Statements of Comprehensive Income GRIFOLS, S.A. AND SUBSIDIARIES Total comprehensive income attributable to non-controlling interests Three-Months' Ended for each of the three-and six-month periods ended 30 June 2022 and 2021 (Expressed in thousands of Euros) Six-Months' Ended (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

30/06/2022 30/06/2021 Cash flows from operating activities Profit before tax 227,887 378,235 Adjustments for: 319,333 223,279 Amortisation and depreciation (note 16) 187,208 166,754 Other adjustments: 132,125 56,525 (Profit)/Losses on equity accounted investments (78,753) (49,093) Impairment of assets and net provision changes 10,167 562 Losses on disposal of fixed assets (26) 172 Government grants taken to income (1,701) (773) Finance cost 198,445 116,368 Other adjustments 3,993 (10,711) Changes operating assets and liabilities (266,357) (179,678) Change in inventories (228,441) (65,878) Change in trade and other receivables (67,785) (146,904) Change in current financial assets and other current assets 5,642 4,565 Change in current trade and other payables 24,227 28,539 Other cash flows used in operating activities (249,332) (82,534) Interest paid (123,787) (71,286) Interest recovered 976 186 Income tax paid (125,949) (9,679) Other amounts paid (572) (1,755) Net cash from operating activities 31,531 339,302 Cash flows from investing activities Payments for investments (1,803,800) (625,152) Group companies and business combinations (1,545,046) (492,249) Property, plant and equipment and intangible assets (143,041) (132,621) Property, plant and equipment (112,855) (103,522) Intangible assets (30,186) (29,099) Other financial assets (115,713) (282) Proceeds from 6,748 1,790 Group companies and business combinations 3,094 0 Property, plant and equipment and intangible assets 3,654 299 Other financial assets 0 1,491 Net cash used in investing activities (1,797,052) (623,362) Cash flows from financing activities Proceeds from and payments for equity instruments 0 (125,703) Acquisition of treasury stock 0 (125,703) Proceeds from and payments for financial liability intruments (438,103) 467,002 Issue 339,446 675,760 Redemption and repayment (777,549) (208,758) Dividends and interest on other equity instruments paid and received 3,927 (256,539) Dividends paid 0 (258,945) Dividends received 3,927 2,406 Other cash flows from financing activities 1,488 350 Net cash from (used in) financing activities (432,688) 85,110 Effect of exchange rate fluctuations on cash and cash equivalents 52,781 17,167 Cash reclassified to assets held for sale (5,089) 0 Net increase/(decrease) in cash and cash equivalents (2,150,517) (181,783) Cash and cash equivalents at beginning of the period (note 13) 2,675,611 579,647 Cash and cash equivalents at end of period (note 13) 525,094 397,864 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. for each of the six-month periods ended 30 June 2022 and 2021 GRIFOLS, S.A. AND SUBSIDIARIES (unaudited) Condensed Consolidated Statements of Cash Flows (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity
for each of the six-month periods ended 30 June 2022 and 2021
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to equity holders of the Parent											
							Accumulated other comprehensive income					
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury stock	Translation differences	Other comprehensive income	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	**Equity**
Balances at 31 December 2020	**119,604**	**910,728**	**3,776,932**	**618,546**	**0**	**(43,734)**	**(272,529)**	**(1,155)**	**0**	**5,108,392**	**1,611,663**	**6,720,055**
Translation differences	--	--	--	--	--	--	170,693	--	--	170,693	128,721	299,414
Other comprehensive income for the period	0	0	0	0	0	0	170,693	0	0	170,693	128,721	299,414
Profit/(loss) for the period	--	--	--	266,815	--	--	--	--	--	266,815	35,773	302,588
Total comprehensive income for the period	0	0	0	266,815	0	0	170,693	0	0	437,508	164,494	602,002
Net change in treasury stock	--	--	--	--	--	(120,455)	--	--	--	(120,455)	--	(120,455)
Acquisition of non-controlling interests	--	--	838	--	--	--	--	--	--	838	(843)	(5)
Other changes	--	--	(5,674)	--	--	--	--	--	--	(5,674)	113	(5,561)
Distribution of 2019 profit												
Reserves	--	--	618,546	(618,546)	--	--	--	--	--	0	--	0
Dividends	--	--	(252,443)	--	--	--	--	--	--	(252,443)	(6,502)	(258,945)
Interim dividend	--	--	--	--	--	--	--	--	--	0	--	0
Operations with equity holders or owners	0	0	361,267	(618,546)	0	(120,455)	0	0	0	(377,734)	(7,232)	(384,966)
Balances at 30 June 2021 (unaudited)	**119,604**	**910,728**	**4,138,199**	**266,815**	**0**	**(164,189)**	**(101,836)**	**(1,155)**	**0**	**5,168,166**	**1,768,925**	**6,937,091**
Balances at 31 December 2021	**119,604**	**910,728**	**4,133,388**	**188,726**	**0**	**(164,189)**	**333,091**	**(869)**	**3,130**	**5,523,609**	**1,793,489**	**7,317,098**
Translation differences	--	--	--	--	--	--	669,538	--	--	669,538	137,624	807,162
Cash flow hedges	--	--	--	--	--	--		--	(10,903)	(10,903)	--	(10,903)
Other comprehensive income for the period	0	0	0	0	0	0	669,538	0	(10,903)	658,635	137,624	796,259
Profit/(loss) for the period	--	--	--	143,649	--	--	--	--	--	143,649	32,963	176,612
Total comprehensive income for the period	0	0	0	143,649	0	0	669,538	0	(10,903)	802,284	170,587	972,871
Net change in treasury stock	--	--	--	--	--	5,428	--	--	--	5,428	--	5,428
Acquisition of non-controlling interests	--	--	--	--	--	--	--	--	--	0	125,387	125,387
Other changes	--	--	(1,487)	--	--	--	--	--	--	(1,487)	91	(1,396)
Distribution of 2021 profit												
Reserves	--	--	188,726	(188,726)	--	--	--	--	--	0	--	0
Dividends	--	--	--	--	--	--	--	--	--	0		0
Interim dividend	--	--	--	--	--	--	--	--	--	0	--	0
Operations with equity holders or owners	0	0	187,239	(188,726)	0	5,428	0	0	0	3,941	125,478	129,419
Balances at 30 June 2022 (unaudited)	**119,604**	**910,728**	**4,320,627**	**143,649**	**0**	**(158,761)**	**1,002,629**	**(869)**	**(7,773)**	**6,329,834**	**2,089,554**	**8,419,388**

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 1 (1) General information Grifols, S.A. (hereinafter the Company) was incorporated in Spain on 22 June 1987 as a public limited company for an indefinite period of time. Its registered office and tax domicile is located at Calle Jesús i Maria, 6, 08022, Barcelona. The Company's corporate purpose is to provide administration, management and control services for companies and businesses, as well as investment in movable and immovable property. Its main activity consists of providing administration, management and control services to its subsidiaries. On 17 May 2006, the Company completed the process of listing on the Spanish Stock Exchange. This process was instrumented through a Public Offering of 71,000,000 ordinary shares with a par value of 0.50 euro each and a share premium of 3.90 euro per share. The total amount of the capital increase (including the issue premium) amounted to Euros 312.4 million, equivalent to a price of 4.40 euros per share. Effective 2 January 2008, the Company's shares were admitted to trading on the IBEX-35 index of the Spanish stock exchange. All of the shares representing the Company's share capital are listed on the Barcelona, Madrid, Valencia and Bilbao Stock Exchanges, as well as on the Stock Exchange Interconnection System (SIBE/Continuous Market). On 2 June 2011, the non-voting class B shares began to be listed on the NASDAQ (United States) and on the Sistema de Interconexión Bursátil (SIBE/ Mercado Continuo). Grifols, S.A. is the parent company of the subsidiaries listed in Appendix I to the notes to the consolidated annual accounts for the year ended 31 December 2021. Grifols, S.A. and subsidiaries (hereinafter the Group) operate on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, particularly plasma derivatives. The main manufacturing facilities of the Group's Spanish companies are located in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia) and those of the North American companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California) and San Diego (California). (2) Basis of Presentation and Applied Accounting Principles These condensed consolidated interim financial statements for the six months ended 30 June 2022 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU- IFRS) and, in particular, in accordance with IAS 34 Interim Financial Statements. These condensed consolidated interim financial statements do not contain all the information required for the preparation of Annual Financial Statements and should be read in conjunction with the Group's Consolidated Annual Accounts for the year ended 31 December 2021. These condensed consolidated interim financial statements have been prepared by the Board of Directors at its meeting held on 27 July 2022. The figures contained in these condensed consolidated interim financial statements are expressed in thousands of Euros. Grifols' condensed consolidated interim financial statements for the six months ended 30 June 2022 have been prepared on the basis of the accounting records maintained by the Group. Data for the three months ended 30 June 2022 have been included for information purposes. Accounting principles and basis of consolidation applied The accounting policies and basis of consolidation applied in the preparation of the condensed consolidated interim financial statements, except for those detailed in the table below, are the same as those used in the preparation of the consolidated Annual Accounts for the year ended 31 December 2021.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 2 In addition, the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for their application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements: Standards IASB effective date EU effective date Various Amendments issued 14 May 2020 to: - IFRS 3 Business Combinations: references to the Conceptual Framework; - IAS 16 Property, Plant and Equipment: Proceeds before Intended Use; - IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts - Cost of Fulfilling a Contract ; and - Annual Improvements to IFRSs 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41. 1 January 2022 1 January 2022 Mandatory application for annual periods beginning on The application of these standards and interpretations has had no significant impact on these condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 3 At the date of preparation of these condensed consolidated interim financial statements, the following IFRS standard, amendments and IFRIC interpretations have been issued by the European Union but their application is not mandatory until the future periods indicated below: Standards IASB effective date EU effective date IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020) 1 January 2023 1 January 2023 IAS 1 Amendments issued 12 February 2021 to: - IAS 1 Presentation of Financial Statements ; - IFRS Practice Statement 2: Disclosure of Accounting policies 1 January 2023 1 January 2023 IAS 8 Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021) 1 January 2023 1 January 2023 IAS 1 Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 23 January 2020 and 15 July 2020 respectively) 1 January 2023 pending IAS 12 Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021) 1 January 2023 pending IFRS 17 Amendments to IFRS 17 Isurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (issued on 9 December 2021) 1 January 2023 pending Mandatory application for annual periods beginning on The Group has not applied any of these standards or interpretations in advance of their effective date. Responsibility for significant disclosures, estimates and judgements in the application of accounting policies The information in these condensed consolidated interim financial statements for the six months ended 30 June 2022 is the responsibility of the Company's Directors. The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of the Group's accounting policies. The following notes summarise the significant accounting estimates and judgements used in the application of accounting policies that have had the most significant effect on the amounts recognised in these condensed consolidated interim financial statements. Assumptions used to test non-current assets and goodwill for impairment. Annual impairment tests are performed on the relevant cash-generating units, which are based on risk-adjusted future cash flows discounted at appropriate interest rates. Assumptions regarding risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the Group's future results. To the extent that it has been considered that a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis for the effect of changes in these assumptions and the effect on the recoverable amount of the cash-generating unit (CGU) has been disclosed in note 6.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 4 Assessment of the capitalisation of development costs (see note 4(h) of the consolidated annual accounts for the year ended 31 December 2021). The key assumption relates to the estimation of the technical and economic feasibility of the projects. The calculation of income tax expense requires tax interpretation in the jurisdictions where Grifols operates. Determining whether the tax authority will accept a particular uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements to be made. In addition, Grifols recognises deferred tax assets, principally for tax credits and deduction rights to the extent that future taxable profits will be available against which temporary differences can be utilised, based on management's assumptions regarding the amount and timing of future taxable profit payments (see notes 4(t) and 28 to the consolidated annual accounts for the year ended 31 December 2021). The determination of chargebacks made to certain customers in the United States (see note 4(s) to the consolidated annual accounts for the year ended 31 December 2021). There have been no changes in the judgements used in previous years regarding existing uncertainties. The Group is also exposed to risks in connection with changes in interest rates and foreign exchange rates. Grifols' management does not believe that there are any assumptions or estimation uncertainties that pose a significant risk that could give rise to material adjustments in the next financial year. The relevant estimates and judgements used in the preparation of these condensed consolidated interim financial statements do not differ significantly from those used in the preparation of the consolidated annual accounts as at and for the year ended 31 December 2021. Seasonality of operations in the period Given the nature of the Group's activities, there are no factors that determine significant seasonality in the Group's operations that would affect the interpretation of these condensed consolidated interim financial statements for the six months ended 30 June 2022 as compared to financial statements for a full year. Materiality In determining the disclosures in these explanatory notes in accordance with IAS 34, materiality has been taken into account in relation to these condensed consolidated interim financial statements. (3) Changes in the composition of the Group The Group prepares its condensed consolidated interim financial statements including its investments in all its subsidiaries, associates and joint ventures. Appendix I to the consolidated annual accounts at 31 December 2021 lists the companies in which Grifols, S.A. has direct or indirect holdings and which have been included in the scope of consolidation at that date. The main changes in the scope of consolidation that have taken place in the interim period ended 30 June 2022 are detailed below: a) Prometic Plasma Resources, Inc. On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics, Inc., acquired all the shares of Prometic Plasma Resources Inc. for a total of Canadian Dollars 11,127 thousand (Euros 7,757 thousand). As of 31 December 2021, the agreed purchase price was provisionally allocated to "Goodwill" in the consolidated balance sheet, considering that the initial accounting had not been completed at year-end.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 5 Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Thousands of Euros Thousands of Canadian Dollars Cost of the business combination Cash paid 7,757 11,127 Total business combination cost 7,757 11,127 Fair value of net assets acquired 4,933 7,075 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6) 2,824 4,052 The provisional amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of Canadian Dollars Other Intangible Assets 551 791 Right of Use 238 341 Property, plant and equipment 36 51 Inventories 71 102 Trade and other reeceivables 4,603 6,602 Other current assets 9 13 Cash and cash equivalents 32 46 Total Assets 5,540 7,946 Non current financial liabilities (32) (46) Current financial liabilities (264) (379) Trade and other payables (311) (446) Total Liabilities (607) (871) Total net assets acquired 4,933 7,075 Fair Value The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce. b) Haema Plasma Kft. On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton is a shareholder of Grifols. On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 6   • A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after 1 February 2022. • Grifols is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centres. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols' needs. There is no sales exclusivity. • There are no shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote. The above are indicators of the power that Grifols acquires over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out. Consequently, at the time the option becomes exercisable, the option empowers Grifols, even though it has not yet been exercised, and Haema Plasma Kft. is therefore included in Grifols' consolidated financial statements from 2022. Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Thousands of Euros Thousands of Hungarian Forint Cash paid 16,948 6,228,796 Total business combination cost 16,948 6,228,796 Fair value of net assets acquired 2,209 812,371 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6) 14,739 5,416,425

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 7 The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of Hungarian Forint Other Intangible assets 37 13,620 Rights of Use 3,421 1,257,286 Property, plant and equipment 1,301 478,222 Other non-current assets 302 110,810 Deferred tax assets 13 4,742 Inventories 2,784 1,022,926 Trade and other reeceivables 357 131,821 Other current assets 252 92,769 Cash and cash equivalents 3,343 1,228,356 Total Assets 11,810 4,340,552 Provisions (169) (61,946) Non current financial liabilities (2,517) (925,074) Current financial liabilities (4,281) (1,573,216) Trade and other payables (2,100) (771,861) Other current liabilities (534) (196,084) Total Liabilities (9,601) (3,528,181) Total net assets acquired 2,209 812,371 Fair Value The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licences and workforce. c) VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 4,700 thousand. As a result of this divestment, the Group has recognised income of Euros 4,424 thousand in the income statement of profit and loss. d) Biotest AG On 25 April 2022, and once all regulatory approvals had been obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand. The transaction is structured as follows: Grifols acquired the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for Euros 1,090,518 thousand. This amount includes a loan from Tiancheng (Germany) Pharmaceutical Holdings to Biotest AG of Euros 317,876 thousand. The Biotest shares were valued at Euros 43.00 per ordinary share (17,783,776 shares) and Euros 37.00 per preference share (214,581 shares).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 8 At the same time as the transaction, Grifols closed the voluntary takeover bid to all shareholders, which involved the payment of 370,335 thousand of euros for 1,435,657 ordinary shares at 43.00 euros per share and 8,340,577 preference shares at 37.00 euros per share. The investment in Biotest will significantly strengthen Grifols' capabilities, including its scientific and technical capabilities, helping to strengthen the availability of plasma medicines, its commercial presence and its R&D pipeline. With the opening of 2 new centres, Biotest now has 28 plasma donation centres in Europe. Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Thousands of Euros Cost of the business combination Cash paid 1,460,853 Total business combination cost 1,460,853 Fair value of net assets acquired 566,171 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6) 894,682

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 9 The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousands of Euros Other Intangible Assets 4,323 Right of Use 25,256 Property, plant and equipment 520,908 Other non-current assets 13,969 Deferred Tax Assets 9,109 Inventories 259,316 Contract Assets 35,319 Trade and other reeceivables 96,497 Other current assets 25,644 Cash and cash equivalents 94,662 Total assets 1,085,003 Non-controlling interests (108,402) Non-current provisions (120,298) Non-current financial liabilities (182,761) Other non-current liabilities (1,225) Current Provisions (18,239) Current financial liabilities (35,052) Trade and other payables (40,737) Other current liabilities (12,118) Total Liabilities (518,832) Total net assets acquired 566,171 The resulting provisional goodwill has been allocated to the Biopharma segment. e) Access Biologicals Inc. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million. With the acquisition of 100% of the stake, Grifols obtains control over Access Biologicals LLC and is therefore considered a group company and consolidated under the full consolidation method. The difference between the fair value of the previous shareholding and the recognised carrying amount is Euros 72,984 thousand (US Dollars 77,209 thousand), and a gain of this amount is recognised under " Profit/(loss) of equity accounted investees " in the income statement of profit or loss (see note 9). Access Biologicals' core business is the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provides support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development. Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 10 Thousands of Euros Thousands of US Dollars Cost of the business combination First shares purchase 48,218 51,010 Second shares purchases 134,742 142,544 Total business combination cost 182,960 193,554 Fair value of the previously held investment 81,240 85,944 Fair value of net assets acquired 18,638 19,718 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6) 245,562 259,780 The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of US Dollars Inventories 16,836 17,811 Trade and other reeceivables 7,522 7,958 Other current assets 1,529 1,618 Total Assets 25,887 27,387 Trade and other payables (7,249) (7,669) Total Liabilities (7,249) (7,669) Total net assets acquired 18,638 19,718 Fair Value The resulting provisional goodwill has been allocated to the Bio-Supplies segment. (4) Financial Risk Management Policy At 30 June 2022, the Group maintains the same financial risk management policies and objectives as at 31 December 2021. (5) Financial Information by Segment As part of the Group's reorganization process, the Management Committee has reviewed the allocation of transactions and balances by segment, and as a result, the Hospital segment as well as the part of Bio Supplies relating to the sale of plasma to third parties have been moved to the Other segment. The comparative figures for the year 2021 have been adjusted accordingly. The operating segments defined by the Management Committee are as follows: Biopharma (formerly Bioscience): concentrates all activities related to products derived from human plasma for therapeutic use.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

- Diagnostics: this groups together the marketing of diagnostic test devices, reagents and equipment, whether manufactured by Group or external companies.
- Bio Supplies: this groups together transactions related to biological products for non-therapeutic use. The part relating to sales of plasma to third parties has been reclassified from Bio Supplies to Other.
- Other: includes the provision of manufacturing services to third parties, plasma sales to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group's own products.

The breakdown of revenue by business segment for the three and six months ended 30 June 2022 and 30 June 2021 is as follows:

	Net revenues (Thousands of Euros)			
Segments	Six-Months Ended 30 June 2022	Six-Months Ended 30 June 2021	Three-Months Ended 30 June 2022	Three-Months Ended 30 June 2021
			Not reviewed	Not reviewed
Biopharma	2,312,890	1,986,024	1,290,381	1,084,747
Diagnostic	329,436	395,483	159,687	192,214
Bio supplies	52,553	53,288	12,103	24,500
Other	124,161	137,210	72,833	71,317
Intersegments	(8,948)	(35,373)	7,895	(20,880)
Total Revenues	2,810,092	2,536,632	1,542,899	1,351,898

* As a consequence of the review of transactions and balances allocations by segments, the comparative figures for the fiscal year 2021 have been adjusted accordingly.

The breakdown of net sales by geographical area for the three and six months ended 30 June 2022 and 30 June 2021 is as follows:

	Net revenues (Thousands of Euros)			
Geographical area	Six-Months Ended 30 June 2022	Six-Months Ended 30 June 2021	Three-Months Ended 30 June 2022	Three-Months Ended 30 June 2021
			Not reviewed	Not reviewed
Spain	163,143	180,509	84,361	85,671
Rest of the EU	310,480	272,027	180,494	134,927
USA + Canada	1,816,983	1,576,893	968,722	833,601
Rest of the World	519,486	507,203	309,322	297,699
Total Revenues	2,810,092	2,536,632	1,542,899	1,351,898

The allocation by business segment of the net consolidated profit or loss for the three and six months ended 30 June 2022 and 30 June 2021 is as follows:

11

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 12 Segments Six-Months Ended 30 June 2022 Six-Months Ended 30 June 2021 Three-Months Ended 30 June 2022 Three-Months Ended 30 June 2021 Not reviewed Not reviewed Biopharma 398,065 443,811 222,724 247,777 Diagnostic 66,868 104,561 25,625 48,741 Bio supplies 91,519 18,003 83,899 7,872 Other (38,004) 16,009 (22,455) (13,802) Intersegments 16,992 (11,762) 14,752 (8,831) Total income of reported segments 535,440 570,622 324,545 281,757 Unallocated expenses plus net finance result (307,553) (192,387) (178,823) (92,256) Profit before income tax from continuing operations 227,887 378,235 145,722 189,501 Profit/(loss) (Thousands of Euros) * As a consequence of the review of transactions and balances allocations by segments, the comparative figures for the fiscal year 2021 have been adjusted accordingly.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

(6) Goodwill

The composition and movement of "Goodwill" in the consolidated balance sheet as at 30 June 2022 are as follows:

		Thousands of Euros				
	Segment	**Balance at 31/12/2021**	Business Combination	Transfers	Translation differences	**Balance at 30/06/2022**
Net value						
Grifols UK, Ltd. (UK)	Biopharma	8,185	--	--	(200)	7,985
Grifols Italia.S.p.A. (Italy)	Biopharma	6,118	--	--	--	6,118
Biomat USA, Inc.(USA) (see note 3)	Biopharma	676,321	--	175,920	71,880	924,121
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnóstico	9,752	--	--	304	10,056
Grifols Therapeutics, Inc. (USA)	Biopharma	1,962,024	--	--	177,370	2,139,394
Progenika Biopharma, S.A. (Spain)	Diagnóstico	40,516	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnóstico	2,565,493	--	--	229,634	2,795,127
Kiro Grifols, S.L. (Spain)	Otros	24,376	--	--	--	24,376
Goetech, LLC. (USA)	Otros	59,590	--	(63,798)	4,208	--
Haema, AG. (Germany)	Biopharma	190,014	--	--	--	190,014
BPC Plasma, Inc (USA)	Biopharma	151,584	--	--	13,704	165,288
Interstate Blood Bank, Inc. (USA)	Biopharma	171,184	--	(175,920)	4,736	--
Plasmavita Healthcare, GmbH (Germany)	Biopharma	9,987	--	--	--	9,987
Alkahest, Inc (USA)	Otros	77,675	--	--	7,022	84,697
Grifols Canada Therapeutics, Inc (formerly Green Cross Biotherapeutics, Inc.) (Canada) (see note 3)	Biopharma	155,755	--	--	10,236	165,991
GigaGen, Inc	Otros	112,621	--	--	10,181	122,802
Prometic Plasma Resources, Inc. (see note 3)	Biopharma	7,706	(4,894)	--	193	3,005
Haema Plasma Kft. (see note 3)	Biopharma	--	14,739	--	(1,088)	13,651
Grifols Biotest Holdings GmbH / Biotest AG (Alemania) (see note 3)	Biopharma	--	894,682	--	--	894,682
Access Biologicals, LLC (see note 3)	Bio Supplies	--	245,562	--	4,539	250,101
		6,228,901	1,150,089	(63,798)	532,719	7,847,911

At 30 June 2022, transfers include the reclassification of 63,798 thousand euros to "non-current assets held for sale" (see note 10).

Impairment analysis:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally, they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

13

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 14 The Hospital division is no longer a reportable segment since it does not meet any of the quantitative thresholds described in IFRS 8 Operating Segments. The segment information included in the Hospital CGU in previous years are currently grouped into an Other segment, which is mainly comprised by Kiro Grifols, Medkeeper and Gigagen. In addition, due to the acquisition of the remaining 51% stake in Access Biologicals, a new CGU for the Bio Supplies business has been identified. The CGUs established by Management are: Biopharma Diagnostic Bio Supplies Kiro Grifols Medkeeper Gigagen There are no indications of impairment in the Biopharma CGU since the acceleration of plasma recovery is also accompanied by an improvement in financial performance. There are no indications of impairment in the Bio Supplies CGU since the acquisition of the remaining 51% stake in Access Biologicals has been recently carried out between independent parties in an arm’s length transaction. The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows for next five years discounted at a discount rate considering the related inherent risk. In connection with the Other segment, there are no indications of impairment in the different CGU included except for Kiro Grifols. The recoverable amount of the Kiro Grifols business has been calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows for next six years discounted at a discount rate considering the related inherent risk. Management has determined the gross margin based on past experience and the current situation, investments in progress which would imply significant growth in production capacity and its forecast international market development. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports. The key assumptions used in calculating impairment testing of the CGUs for 2021 were as follows: Perpetual Growth rate Pre-tax discount rate Diagnostic 2.0% 9.3% Kiro Grifols Not available Not available The key assumptions used to perform the impairment test of the CGUs for the six months ended 30 June 2022 are as follows: Perpetual Growth rate Pre-tax discount rate Diagnostic 1.9% 9.3% Kiro Grifols 1.5% 10.7% The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows: Risk free rate: normalized government bonds at 10 years Market risk premium: premium based on market research Unlevered beta: average market beta

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

- Debt to equity ratio: average market ratio

In 2021 and 2022, the reasonably possible changes considered for the Diagnostic CGU and Kiro Grifols are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Diagnostic	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps

The reasonably possible changes in key assumptions considered by management in the calculation of the Diagnostic CGU's recoverable amount and Kiro Grifols' recoverable amount would not cause the carrying amount to exceed the respective recoverable amount.

At 30 June 2022 Grifols' stock market capitalization totals Euros 10,634 million (Euros 9,834 million at 31 December 2021).

(7) Other Intangible Assets, Rights of Use and Property, Plant and Equipment

The movement in Other Intangible Assets, Rights of Use and Property, Plant and Equipment for the six months ended 30 June 2022 is as follows:

	Thousands of Euros			
	Other intangible assets	Rights of Use	Property, plant and equipment	Total
Total Cost at 31/12/2021	2,615,964	975,310	4,151,978	7,743,252
Total depreciation and amortization at 31/12/2021	(908,914)	(179,653)	(1,590,516)	(2,679,083)
Impairment at 31/12/2021	(70,100)	--	(13,965)	(84,065)
Balance at 31/12/2021	1,636,950	795,657	2,547,497	4,980,104
Cost				
Additions	30,186	124,814	123,576	278,576
Business combination (note 3)	4,911	28,915	522,245	556,071
Disposals	(3,420)	(23,398)	(36,451)	(63,269)
Transfers	(34,907)	(1,165)	138	(35,934)
Translation differences	207,019	76,442	283,885	567,346
Total Cost at 30/06/2022	2,819,753	1,180,918	5,045,371	9,046,042
Depreciation & amortization				
Additions (note 16)	(54,548)	(38,752)	(93,908)	(187,208)
Disposals	3,127	8,025	26,469	37,621
Transfers	16,317	1,029	(607)	16,739
Translation differences	(62,745)	(13,046)	(102,160)	(177,951)
Total depreciation and amortization at 30/06/2022	(1,006,763)	(222,397)	(1,760,722)	(2,989,882)
Impairment				
Disposals	--	--	14	14
Translation differences	(5,977)	--	(1,289)	(7,266)
Total impairment at 30/06/2022	(76,077)	--	(15,240)	(91,317)
Total balance at 30/06/2022	1,736,913	958,521	3,269,409	5,964,843

At 30 June 2022, the transfers include the reclassification of Euros 19,195 thousand to "non-current assets held for sale" (see note 10).

15

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 16 There is no evidence of impairment identified as at 30 June 2022. The intangible assets acquired from Talecris mainly include the acquired product portfolio. The identifiable intangible assets relate to Gamunex and have been recognised at fair value at the date of acquisition from Talecris and classified as acquired product portfolio. The recorded intangible assets correspond to the set of rights relating to the Gamunex product, its marketing and distribution licence, the brand name and hospital relationships. Each of these components is closely linked, being fully complementary, subject to similar risks, and have a similar regulatory approval process. Progenika's acquired intangible assets mainly include the acquired product portfolio. The identifiable intangible assets relate to blood, immunological and cardiovascular genotyping. These assets have been recognised at fair value at the date of acquisition of Progenika and classified as acquired product portfolio. The cost and accumulated amortisation of the product portfolio acquired from Talecris and Progenika as at 30 June 2022 is as follows: Balance at Translation Balance at 31/12/2021 Additions differences 30/06/2022 Cost of currently marketed products - Gamunex 1,059,509 -- 95,781 1,155,290 Cost of currently marketed products - Progenika 23,792 -- -- 23,792 Accumulated amortisation of currently marketed products - Gamunex (373,772) (18,093) (34,950) (426,815) Accumulated amortisation of currently marketed products - Progenika (21,012) (1,190) -- (22,202) Net carrying amount of currently marketed products 688,517 (19,283) 60,831 730,065 Thousands of Euros The estimated useful life of the product portfolio acquired from Talecris is considered to be limited and has been estimated at 30 years, based on the expected life cycle of the product (Gamunex). The amortisation method is straight-line. As of 30 June 2022, the remaining useful life of the product portfolio acquired from Talecris is 18 years and 11 months (19 years and 11 months as of 30 June 2021). The estimated useful life of the product portfolio acquired from Progenika is considered to be limited and has been estimated at 10 years, based on the expected product life cycle. The amortisation method is straight-line. As at 30 June 2022, the remaining useful life of the product portfolio acquired from Progenika is 8 months (1 year and 8 months as at 30 June 2021).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 17 (8) Leases The composition of the balance related to leases as at 30 June 2022 and 31 December 2021 is as follows: Rights of use 30/06/2022 31/12/2021 Land and Buildings 945,273 782,125 Machinery 3,676 5,283 Computer equipment 1,748 2,044 Vehicles 7,824 6,205 958,521 795,657 Lease liabilities 30/06/2022 31/12/2021 Non-current 1,008,671 825,157 Current 62,296 48,567 1,070,967 873,724 Thousands of Euros Thousands of Euros Movement for the period ended 30 June 2022 is included in note 7 "Other Intangible Assets, Rights of Use and Property, Plant and Equipment". The composition of lease liabilities as of 30 June 2022 is as follows. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount: Thousands of Euros 30/06/2022 Within one year 107,042 In the second year 103,102 In the third to fifth year 283,691 After the fifth year 1,056,867 Total undiscounted lease libilities 1,550,702 Discounting effect 479,735 Lease liabilities included in the statement of financial position (note 15) 1,070,967

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

The amounts recognised in the consolidated income statement of profit or loss relating to lease contracts during the three- and six-month periods ended 30 June 2022 and 2021 are as follows:

Rights of use depreciation	Thousands of Euros			
	Six-Months Ended 30 June 2022	Six-Months Ended 30 June 2021	Three-Months Ended 30 June 2022	Three-Months Ended 30 June 2021
			Not reviewed	Not reviewed
Buildings	34,360	27,954	18,143	15,026
Machinery	1,272	940	504	502
Computer equipment	804	1,254	398	597
Vehicles	2,316	2,277	1,256	1,113
	38,752	32,425	20,301	17,238

	Thousands of Euros			
	Six-Months Ended 30 June 2022	Six-Months Ended 30 June 2021	Three-Months Ended 30 June 2022	Three-Months Ended 30 June 2021
			Not reviewed	Not reviewed
Finance lease expenses (note 17)	21,673	17,133	11,119	8,701
	21,673	17,133	11,119	8,701

	Thousands of Euros			
	Six-Months Ended 30 June 2022	Six-Months Ended 30 June 2021	Three-Months Ended 30 June 2022	Three-Months Ended 30 June 2021
			Not reviewed	Not reviewed
Expenses related to short-term agreements	802	2,404	382	1,194
Expenses related to low-value agreements	6,214	6,859	2,577	3,403
Other operating lease expenses	11,194	7,845	5,946	3,730
	18,210	17,108	8,905	8,327

As at 30 June 2022, the Group has paid a total amount of Euros 49,458 thousand related to the lease contracts (Euros 41,000 thousand as at 30 June 2021).

The total amount recognised in the balance sheet relates to lease contracts in which the Group is the lessee

18

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

(9) Equity-accounted investees

Movements in investments in associates accounted for using the equity method for the six months ended 30 June 2022 are as follows:

	Thousands of Euros								
	2022								
	Equity accounted investees with similar activity to that of the Group					Rest of equity accounted investees			
	Access Biologicals LLC	Shanghai RAAS Blood Products Co., Ltd.	Grifols Egypt Plasma Derivatives	BioDarou P.J.S. Co.	Total	Albajuna Therapeutics, S.L	Mecwins, S.A.	Total	**Total**
Balance at 1 January	53,264	1,909,596	31,847	--	1,994,707	1,910	3,159	5,069	1,999,776
Acquisitions	--	--	--	--	--	--	--	--	--
Transfers	(129,459)	--	--	--	(129,459)	--	--	--	(129,459)
Business combination	--	--	--	4,534	4,534	--	--	--	4,534
Share of profit / (losses)	76,243	4,282	(1,066)	--	79,459	(526)	(180)	(706)	78,753
Share of other comprehensive income / translation differences	3,680	30,114	15,807	(679)	48,922	--	--	--	48,922
Collected dividends	(3,728)	--	--	--	(3,728)	--	--	--	(3,728)
Balance at 30 June	--	1,943,992	46,588	3,855	1,994,435	1,384	2,979	4,363	**1,998,798**

Access Biologicals LLC.

On 12 January 2017, the Group announced the investment in Access Biologicals LLC, a company based in San Diego, California, USA, by purchasing 49% of its voting rights for US Dollar 51 million. The Group negotiated a call option for the remaining 51% to be acquired after five years, in 2022. The company also signed a supply agreement to sell Grifols' biological products for non-human use to Access Biologicals.

Access Biologicals' core business is the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provides support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development.

19

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

On 15 June 2022, Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollar 142 million. With the acquisition of 100% of the stake, Grifols obtains control over Access Biologicals LLC and, therefore, it is considered a group company and is consolidated under the full consolidation method (see note 3).

Shanghai RAAS Blood Products Co. Ltd.

The share price of Shanghai RAAS (hereinafter SRAAS) was CNY 5.93 at 30 June 2022. As a result of the prolonged decline in the share price of SRAAS below its cost, there is an indicator of impairment.

	30 June 2022	31 December 2021	Acquisition date
SRAAS share price	CNY 5.93	CNY 6.82	CNY 7.91

The recoverable amount of the SRAAS investment has been estimated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

Management has determined the gross margin based on past experience and the current situation, investments in progress and its forecast market development without considering new business.

Cash flows are estimated for fifteen years since SRAAS operates in an emerging market where current investment in the business is expected to result in its long-term growth being achieved outside of five years. Cash flows after the five-year period are extrapolated for a further ten years using growth rates which reduces the year five growth rate down to the long-term growth rate indicated below to better reflect the medium-term growth expectations. Perpetual growth rate is consistent with the forecasts included in industry and country reports.

The key assumptions used in calculating impairment testing of the SRAAS investment for the six-month period ended 30 June 2022 have been as follows:

	Perpetual Growth Rate	Pre-tax Discount Rate
SRAAS	3.3%	8.6%

The discount rate used reflects specific risks relating to SRAAS and the country in which it operates. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 10 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

The reasonably possible changes considered for SRAAS are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows:

20

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 21 The reasonably possible changes in key assumptions considered by management in the calculation of the SRAAS investment recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 22 (10) Non-current assets held for sale The Group has started negotiations to conclude a sale agreement with a third party for the sale of the entire share capital of Goetech LLC (Medkeeper). Details of Medkeeper's non-current assets held for sale and associated liabilities at 30 June 2022 are as follows: Thousands of Euros 30/06/2022 Non-current assets classified as held for sale 90,305 Liabilities associated with non-current assets classified as held for sale (14,014) Total 76,291 Details of Medkeeper's assets and liabilities: Thousands of Euros 30/06/2022 Goodwill (note 6) 64,977 Other intangible assets (note 7) 19,278 Property, plant and equipment (note 7) 272 Non-current financial assets 117 Deferred tax assets (963) Total non-current assets 83,681 Inventories 295 Trade and other receivables 971 Other current assets 269 Cash and cash equivalents 5,089 Total current assets 6,624 Total assets 90,305 Other non-current liablities 370 Deferred tax liabilities 4,910 Total non-current liabilities 5,280 Trade and other payables 309 Other current liabilities 8,425 Total current liabilities 8,734 Total liabilities 14,014

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 23 (11) Financial Assets The composition of non-current financial assets in the consolidated balance sheet as at 30 June 2022 and 31 December 2021 is as follows: 30/06/2022 31/12/2021 Investments in quoted shares 11,849 2,038 Non-current derivates (note 21) 34,456 2,068 Total Non-current financial assets measured at fair value 46,305 4,106 Non-current guarantee deposits 8,874 7,763 Other non-current financial assets (a) 437,928 261,294 Non-current loans to related parties 97,159 89,104 Total Non-current financial assets at amortized cost 543,961 358,161 Thousands of Euros The composition of current financial assets in the consolidated balance sheet as at 30 June 2022 and 31 December 2021 is as follows: 30/06/2022 31/12/2021 Current derivatives 12,454 3,238 Total Non-current financial assets measured at fair value 12,454 3,238 30/06/2022 31/12/2021 Deposits and guarantees 395 561 Other current financial assets (a) 23,604 2,025,869 Current loans to third parties 46 39 Current financial assets at amortized cost 24,045 2,026,469 Thousands of Euros Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 24 (a) Other non-current and current financial assets The breakdown of other non-current and current financial assets is as follows: 30/06/2022 31/12/2021 Other financial assets with related parties 304,535 220,947 Other financial assets with third parties 156,997 2,066,216 Total other non-current and current financial assets 461,532 2,287,163 Thousands of Euros "Other financial assets with third parties" mainly comprises prepayments related to the collaboration agreement with the US company ImmunoTek Bio Centers LLC, which specialises in the construction and opening of plasma centres, to open plasma centres in the United States. As at 30 June 2022, the Group had made prepayments related to this project amounting to Euros 112.5 million (Euros 42.3 million at 31 December). At 31 December 2021, "Other financial assets with third parties" mainly included the cash received from the new bond issue for the acquisition of Biotest AG (see note 3 and 13). (12) Trade and other accounts receivable At 30 June 2022 and during 2021, Grifols has sold receivables without recourse to some financial institutions (factors), to which substantially all the risks and rewards of ownership of the assigned receivables are transferred. Control over the assigned receivables, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The contractual terms include early collection of the assigned receivables ranging from 70% to 100% of the nominal amount and a coverage limit that the Factors would cover in case of insolvency of the debtors, ranging from 90% to 100% of the transferred credits nominal amount. These contracts have been considered as non-recourse factoring and the amount advanced for the factors has been removed from the balance sheet. In addition, in 2022 and 2021, some credit rights assignment contracts were signed with a financial institution, in which Grifols retains the risks and rewards inherent to the property of the assigned receivables. These contracts have been treated as factoring with recourse, where the amount assigned is retained on the consolidated balance sheet and a short-term debt has been recognised for an amount equal to the consideration received from the factor for the assignment. The amount at 30 June 2022 is Euros 12,785 thousand (Euros 21,986 thousand in the six months ended 30 June 2021 and Euros 23,450 thousand at 31 December 2021) (see note 15). The total amount of non-recourse credit rights, the ownership of which has been transferred to financial institutions under the aforementioned contracts, amounted to Euros 1,199,884 thousand in the six months ended 30 June 2022 (Euros 1,504,915 thousand in the six months ended 30 June 2021 and Euros 2,975,343 thousand at 31 December 2021). The finance cost of the receivables sold amounted to Euros 4,983 thousand for the six months ended 30 June 2022 and is presented under "Finance costs" in the consolidated income statement of profit or loss (Euros 5,320 thousand for the six months ended 30 June 2021) (see note 17). The volume of invoices sold without recourse to various financial institutions which, based on their maturity, would not have been collected as at 30 June 2022, totals Euros 491,560 thousand (Euros 336,686 thousand as at 30 June 2021).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 25 (13) Cash and Cash Equivalents The composition of this item in the consolidated balance sheet at 30 June 2022 and 31 December 2021 is as follows: 30/06/2022 31/12/2021 Current deposits 2,897 -- Cash in hand and at banks 522,197 655,493 Total cash and cash equivalents recognized in the balance sheet 525,094 655,493 Restricted cash -- 2,020,118 Total cash and cash equivalents recognized in the statement of cash flows 525,094 2,675,611 Thousands of Euros As mentioned in note 3, on 25 April 2022, the Group has closed the acquisition of Biotest and therefore the funds held in a restricted account as at 31 December 2021 have been released to give effect to the transaction with Biotest. (14) Equity Details of and movement in consolidated equity are set out in the condensed consolidated statement of changes in equity, which forms an integral part of this note to these condensed consolidated interim financial statements. (a) Subscribed capital and share premium As at 30 June 2022 and 31 December 2021, the share capital of the Company amounts to 119,603,705 Euros and consists of: Class A shares: 426,129,798 shares of Euros 0.25 par value each, subscribed and fully paid up, belonging to the same class and series, which are the ordinary shares of the Company. Class B shares: 261,425,110 of 0.05 Euro par value each, belonging to the same class and series, and which are non-voting shares with the pre-emptive rights established in the Company's Articles of Association. (b) Reserves The availability the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2022, an amount of Euros 23,789 thousand equivalent to the carrying amount of corresponding to the unamortized research and development expenses of certain Spanish companies (Euros 29,486 thousand at 31 December 2021) are, in accordance with applicable regulations, restricted reserves, which cannot be distributed until these development costs have been amortized. Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 June 2022 and 31 December 2021 the legal reserve of the parent company amounts to 23,921 thousand Euros. Finally, the hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(l) to the consolidated annual accounts for the year ended 31 December 2021 for details. The cash flow

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 26 hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 21. The group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve. (c) Treasury stock During the six months ended 30 June 2022, there was no movement in Class A treasury shares. The movement in Class A treasury shares during the six months ended 30 June 2021 is as follows: No. of Class A shares Thousands of Euros Balance at 1 January 2021 -- -- Disposals Class A shares -- -- Acquisition Class B shares 3,944,430 89,959 Balance at 30 June 2021 3,944,430 89,959 At the meeting held on 11 March 2021, the Board of Directors agreed to implement a program to repurchase Grifols' treasury stock (the Buyback Program), in accordance with the authorization granted by Grifols’ shareholders at an ordinary general meeting held on 9 October 2020, under point twelve of the agenda. The Buyback Program was created with the aim of using Grifols' treasury shares (Class A and Class B) as consideration in certain future acquisitions that Grifols may make (as the company has done on previous occasions). This Buyback Program began on 12 March 2021 and has been in force until 14 June 2021 (both dates included). Grifols entrusted the execution of the Buyback Program to an independent bank, and therefore Grifols has not exercised any control over the bank's decisions in this regard. The movement in Class B treasury shares during the six months ended 30 June 2022 is as follows: No. of Class B shares Thousand of Euros Balance at 1 January 2022 5,070,530 74,230 Disposals Class B shares (370,746) (5,428) Balance at 30 June 2022 4,699,784 68,802 In March 2022, the group delivered 370,746 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 20 (b)).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 27 The movement in Class B treasury shares during the six months ended 30 June 2021 is as follows: No. of Class B shares Thousand of Euros Balance at 1 January 2021 3,012,164 43,734 Disposals Class B shares (361,530) (5,248) Acquisition Class B shares 2,419,896 35,744 Balance at 30 June 2021 5,070,530 74,230 In March 2021, the group delivered 361,530 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 20 (b)). (d) Distribution of profits The results of Grifols, S.A. and subsidiaries are applied as approved at the respective General Shareholders' Meetings and the proposed distribution of profit for the year ended 31 December 2021 is presented as part of the consolidated statement of changes in equity. Consequently, no dividends were paid during the six months ended 30 June 2022. The following dividends were paid during the six months ended 30 June 2021: % of par value Euros per share Thousands of Euros Ordinary Shares 146% 0.36 154,005 Non-voting shares 729% 0.36 93,515 Non-voting shares (Preferred Dividend) 20% 0.01 2,614 Total Dividends Paid 250,134 Six-Months Ended 30 June 2021 (e) Restricted Share Unit Compensation The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 20 (b)). This commitment is settled using equity instruments and the cumulative accrual amounts to Euros 6,221 thousand in June 2022 (Euros 9,838 thousand in December 2021).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

(15) Financial liabilities

Details of financial liabilities at 30 June 2022 and 31 December 2021 are as follows:

Financial liabilities	Thousands of Euros 30/06/2022	Thousands of Euros 31/12/2021
Non-current obligations (a)	4,658,197	2,577,465
Senior secured debt (b)	3,486,233	3,296,025
Other loans	272,162	480,836
Other non-current financial liabilities (c)	948,660	838,826
Non-current financial derivatives (note 21)	167	0
Non-current lease liabilities (note 8)	1,008,671	825,157
Loan transaction costs	(270,262)	(249,359)
Total non-current financial liabilities	10,103,828	7,768,950
Current obligations (a)	150,159	2,270,474
Other loans	249,220	165,139
Other current financial liabilities (c)	81,316	43,234
Current financial derivatives (note 21)	1,069	875
Current lease liabilities (note 8)	62,296	48,567
Loan transaction costs	(60,392)	(89,998)
Total current financial liabilities	483,668	2,438,291

On 5 October 2021, Grifols completed the issuance of two Senior Notes for an amount of Euros 1,400 million and US Dollars 705 million, both maturing in 2028.

On 7 May 2020, the Group closed an extension of the multi-currency financing facility increasing the amount from US Dollars 500 million to US Dollars 1,000 million maturing in November 2025.

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for Euros 5,800 million. The new financing included a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

In September 2018 Grifols obtained new long-term financing from the European Investment Bank in the amount of Euros 85,000 thousand, which will be used by Grifols to support its R&D&I investments, mainly focused on the search for new therapeutic indications for plasma proteins. The financial conditions include a fixed interest rate and a 10-year term with a two-year grace period.

On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and under the same conditions for a total amount of Euros 85,000 thousand and Euros 100,000 thousand, respectively. As at 30 June 2022 and 31 December 2021, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 180,625 thousand.

(a) Senior corporate bonds

On 5 October 2021, Grifols Escrow Issuer, S.A. closed the issue of a senior unsecured corporate bond (Senior Unsecured Notes) in two tranches of Euros 1,400 million and US Dollars 705 million. Both tranches mature in 2028 and will accrue an annual coupon of 3.875% and 4.750% respectively.

On 15 November 2019 and as part of the refinancing process, Grifols, S.A. closed the issue of senior secured corporate bonds for an amount of Euros 1,675 million, divided into two bonds of Euros 770 million and

28

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

Euros 905 million. The bonds mature in 2027 and 2025 and will accrue an annual coupon of 2.25% and 1.625% respectively. On 15 November 2019, the bonds were admitted to trading on the Irish Stock Exchange.

On 18 April 2017, Grifols, S.A. closed its planned issue of senior unsecured corporate bonds in the amount of Euros 1,000 million, maturing in 2025 and bearing an annual coupon of 3.20%. On 2 May 2017, the bonds were admitted to trading on the Irish Stock Exchange.

Details of the movement in corporate bonds at 30 June 2022 are as follows:

	Thousands of Euros			
	Opening outstanding balance	Cancellation	Exchange differences	Opening outstanding balance
Senior unsecured notes (nominal value) 2017	1,000,000	--	--	1,000,000
Senior secured notes (nominal value) 2019	1,675,000	(97,535)	--	1,577,465
Senior unsecured notes (nominal value) Euros 2021	1,400,000	--	--	1,400,000
Senior unsecured notes (nominal value) US Dollars 2021	622,462	--	56,270	678,732
Total	4,697,462	(97,535)	56,270	4,656,197

The total principal plus interest payable on the senior corporate bonds is as follows:

	Senior Unsecured Notes	Senior Secured Notes
	Principal+Interest in Thousands of Euros	Principal+Interest in Thousands of Euros
Maturity		
2022	59,245	15,129
2023	118,490	30,256
2024	118,490	30,256
2025	1,102,490	861,305
2026	86,490	16,641
2027	86,490	756,250
2028	2,165,223	0
Total	3,736,918	1,709,837

(b) Senior secured debt

Current bank borrowings include accrued interest of Euros 8,286 thousand at 30 June 2022 (Euros 7,682 thousand at 31 December 2021).

On 15 November 2019, the Group refinanced its senior secured debt with existing lenders. The new senior debt consists of a Tranche B ("TLB") amounting to US Dollars 2,500 million and Euros 1,360 million with a spread of 2.00% over Libor and 2.25% over Euribor respectively, maturing in 2027 and a quasi-bullet repayment structure. The borrowers of the total senior debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

Senior debt refinancing costs amounted to Euros 84.4 million.

29

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

The terms and conditions of the senior secured debt are as follows:

○ **Tranche B:** eight-year loan divided into two tranches: US Tranche B and Euro Tranche B.

- **US Dollar Tranche B:**
  - Original principal amount of US Dollars 2,500 million.
  - Applicable margin of 200 basis points (bp) pegged to US Libor.
  - Quasi-bullet repayment structure
  - Maturity in 2027

- **Euro Tranche B:**
  - Original principal amount of Euros 1,360 million.
  - Applicable margin of 225 basis points (bp) pegged to Euribor.
  - Quasi-bullet repayment structure
  - Maturity in 2027

The detail by principal maturity of Tranche B at 30 June 2022 is as follows:

	Tranche B in US Dollars			Tranche B in Euros	
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
Maturity					
2023	US Dollars	6,015	5,791	Euros	3,269
2024	US Dollars	24,058	23,162	Euros	13,076
2025	US Dollars	24,058	23,162	Euros	13,076
2026	US Dollars	24,058	23,162	Euros	13,076
2027	US Dollars	2,235,700	2,152,402	Euros	1,216,058
Total	US Dollars	2,313,889	2,227,679	Euros	1,258,555

The total principal plus interest of the senior debt tranche B by maturity is as follows:

	Thousand of Euros
	Tranche B Senior Loan
Maturity	
2022	56,216
2023	120,575
2024	147,331
2025	145,866
2026	144,707
2027	3,462,300
Total	4,076,995

○ **US Dollars 1,000 million senior revolving credit facility:** On 7 May 2020, the Group closed an extension of the multi-currency financing facility increasing the amount from US Dollars 500 million to US Dollars 1,000 million maturing in November 2025 and with an applicable margin of 150 basis points (bp) pegged to US Libor. At 30 June 2022 the Group had not drawn down any amount from this facility (at 31 December 2021 the balance drawn down was Euros 330 million).

The refinancing costs of this senior revolving credit facility amounted to Euros 9.3 million.

30

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

Senior debt and revolving loans are guaranteed by Grifols, S.A. and other significant Group companies which, together with Grifols, S.A., represent, in aggregate, at least 60% of the Group's consolidated EBITDA.

The Notes have been issued by Grifols, S.A. and are guaranteed, on a senior secured basis, by subsidiaries of Grifols, S.A. which have been designated as guarantors and co-borrowers under the New Credit Facilities Agreement. The guarantor companies are Grifols Worldwide Operations Limited, Grifols Biologicals Inc, Grifols Shared Services North America, Inc, Grifols Therapeutics, Inc, Instituto Grifols S.A., Grifols Worldwide Operations USA, Inc, Grifols USA, Llc. and Grifols International, S.A.

(c) Other financial liabilities

At 30 June 2022, "Other non-current and current financial liabilities" include an amount of Euros 949,833 thousand (Euros 829,937 thousand at 31 December 2021) related to the agreement with GIC (Singapore sovereign wealth fund).

(16) Expenses by nature

The breakdown of staff costs by function is as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2022	Six-Months Ended 30 June 2021	Three-Months Ended 30 June 2022	Three-Months Ended 30 June 2021
			Not reviewed	Not reviewed
Cost of sales	593,975	488,224	318,197	242,581
Research and development	75,887	66,156	39,143	36,003
Selling, general & administrative expenses	213,730	183,865	109,755	84,649
	883,592	738,245	467,095	363,233

The breakdown of depreciation expenses by function is as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2022	Six-Months Ended 30 June 2021	Three-Months Ended 30 June 2022	Three-Months Ended 30 June 2021
			Not reviewed	Not reviewed
Cost of sales	118,076	101,389	62,625	51,859
Research and development	18,159	19,338	9,286	9,647
Selling, general & administrative expenses	50,973	46,027	26,932	23,473
	187,208	166,754	98,843	84,979

31

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

(17) Finance result

The details are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2022	Six-Months Ended 30 June 2021	Three-Months Ended 30 June 2022	Three-Months Ended 30 June 2021
			Not reviewed	Not reviewed
Finance income	13,853	4,949	8,674	1,804
Finance cost from Senior Unsecured Notes	(133,682)	(41,916)	(86,930)	(21,009)
Finance cost from Senior debt	(66,760)	(54,035)	(35,207)	(27,178)
Finance cost from sale of receivables (note 12)	(4,983)	(5,320)	(3,226)	(2,742)
Capitalised interest	10,721	8,609	5,680	4,485
Finance lease expense (note 8)	(21,673)	(17,133)	(11,119)	(8,701)
Other finance costs	5,569	(9,903)	(6,420)	(5,916)
Finance costs	(210,808)	(119,698)	(137,222)	(61,061)
Change in fair value of financial instruments	(17,034)	555	1,593	--
Exchange differences	15,236	(5,243)	7,576	(1,480)
Finance result	(198,753)	(119,437)	(119,379)	(60,737)

(18) Taxation

For the calculation of the income tax accrued in this period, the tax rate that would be applicable to the total expected profit for the year has been used, so that the tax expense for the interim period will be the result of applying the weighted average annual effective tax rate to the profit before tax for the interim period. The Group's consolidated effective tax rate is 22.5% for the six months ended 30 June 2022 and 20% for the six months ended 30 June 2021.

In respect of tax audits, during the six months ended 30 June 2022, the Group has received an inspection notice for certain Group companies domiciled in Spain for the years 2017 to 2019 for corporate income tax and 2018 to 2019 for VAT and withholding taxes.

Group management does not expect any significant liability to derive from these inspections.

(19) Discontinued operations

During the six months ended 30 June 2022 and 30 June 2021, the Group has not discontinued any operations.

(20) Commitments and Contingencies

(a) Contingencies

Information on legal proceedings in which the Company or Group companies are involved is as follows:

- **ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.**

  Served: 8 October 2019

32

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 33 US District Court, Northern District of Illinois Patent Infringement, Civil Action No. 1:19-cv-6587 Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott. The arbitration hearing was 15-16 June 2020. Grifols/Ortho were awarded $4 Million. NEXT ACTION: The court’s order on Claim Construction was entered on April 27, 2022. Grifols prevailed on the key issues and demanded stipulation to infringement by Abbott. Abbott has responded to the letter with minor concessions. Initial Expert Reports were exchanged on July 15th. Rebuttal Expert Reports are due September 9th. Expert Discovery deadline is October 14th, and the last date to file dispositive motions is November 18th. SIEMENS HEALTHCARE DIAGNOSTICS, INC. adv. ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS INC. Served: 10 November 2020 Contract Dispute Siemens initiated dispute resolution against Ortho and GDS under the Supply Agreement alleging overpayments after an audit by Siemens. NEXT ACTION: Arbitration hearings concluded. Opening briefs filed June 15, 2022. Reply briefs due July 8, 2022. Decision expected by July 30, 2022. POTENTIAL OUTCOME: Based on current financial calculations, it is probable that there may be a finding for Grifols to pay Siemens under the supply agreement, up to $12M (best estimate). RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC. Served: 11 March 2021 Superior Court, CA County of Alameda Case No.: RG21089519 Wage & Hour Class Action Plaintiff claiming violation of CA wage & hour statutes. NEXT STEP: Person Most Knowledgeable depositions regarding GDS employment and payroll practices were taken in April 2022. Plaintiffs filed the class certification motion 2 June 2022. Grifols’ opposition to the motion is currently due to be filed on 19 August 22. Thereafter, Plaintiffs’ Reply Brief is due on 10 October 2022. The Hearing on the class certification motion is scheduled for 28 October 2022. Grifols is developing a response to the class certification motion including interviewing class members and gathering declarations. CLASS POTENTIAL: Approx. 300 CA GDS employees for payroll/wage & hour violations per pay period for 4 years VAUGHAN, BRIAN, DARNELL, JASON, FEBBIE MINNIEFIELD, and ADRIEL VEGA, individually and on behalf of others similarly situated v. BIOMAT USA, INC., TALECRIS PLASMA RESOURCES, INC., and INTERSTATE BLOOK BANK, INC. Served: 22 June 2020

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 34 Circuit Court of Cook County Case No. 2020CH04519 Illinois Biometric Information Protection Act Former donors and employee alleging violation of IL Biometric Information Protection Act in potential class action. NEXT ACTION: Motion to Dismiss and all responsive pleadings were filed as of 17 December 2021. Court dismissed the action with leave to replead. The Judge found the Plaintiffs engaged in an impermissible group pleading because the Amended Complain did not contact basic pieces of information connecting each Defendant to the claims. Plaintiffs filed a Second Amended Class Action Complain on 16 May 2022. Defendants to file a Motion to Dismiss. CLASS POTENTIAL: Approx. 54,000 Biomat donors for Illinois Biomat Centers over 4 years x $1,000 BIPA penalty for negligent violation. This estimate is from 2020 and current numbers are being run. Interstate Blood Bank, Inc. was also added to the suit and potential donor numbers are being run. At this time, there is insufficient information to determine that there is any probability of liability on Grifols. CERUS CORPORATION v. LABORATORIOS GRIFOLS, S.A. Cerus Corporation ("Cerus") and Laboratorios Grifols, S.A. ("Grifols") entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the "Agreement"). As a result of Grifols' decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols is unable to comply with the Agreement. In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols' blood bags production facility until the arbitration proceedings is finalized. NEXT ACTION: The parties have agreed that the arbitration will be conducted by a 3 person tribunal. Cerus has appointed its arbitrator and Grifols is currently selecting one. The appointed arbitrators will then appoint the third arbitrator. In parallel, the hearing on the injunctive measures is set for March 2022. At the end of February the Parties requested that both the arbitration and the hearing on the injunctive measures be suspended for a period of 60 days to negotiate an out-of-court solution on the conflict. Both the arbitrators and the Court in charge of the injunctive measures accepted the suspension. Mid-April the Parties requested again a further suspension of both proceedings until beginning of September, which was granted. At this time and based upon the current state of negotiations, the most likely resolution of the conflict is that the companies reach an amicable solution to continue their commercial relationship (manufacturing and supply agreement) on satisfactory terms for both parties. THE STATE CO. FOR MARKETING DRUGS AND MEDICAL APPLIANCES IN IRAQ (KIMADIA) v. LABORATORIOS GRIFOLS, S.A. The State Co. for Marketing Drugs and Medical Appliances in Iraq ("KIMADIA") awarded a tender for the supply of blood bags to Laboratorios Grifols, S.A. ("Grifols"). Grifols, through Hali/Tiba (its agent in Iraq), informed KIMADIA on Grifols' inability to supply the blood bags pursuant to the tender awarded, due to its decision to discontinue the manufacturing, sale and support of its blood bag product business. The tender documents set forth a list of penalties and compensations in case the awardee is unable to supply the products to KIMADIA. Further, Hali/Tiba also claims Grifols a compensation for the services performed in relation to the tender. NEXT ACTION: Grifols is still in discussions with KIMADIA, with the assistance of Hali/Tiba, to agree on a possible compensation to be paid to KIMADIA, so as to avoid any possible judicial proceedings. The negotiations are very slow with the aim to reduce the possible penalties set forth in the tender documents.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 35 (b) Commitments Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By these plans, the employee could elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs). Grifols Class B shares and Grifols ADSs are valued at grant date. These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share). If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU. At 30 June 2022, the Group has settled the 2020 RSU plan for an amount of Euros 9,071 thousand (Euros 8,221 thousand as at 30 June 2021 corresponding to the 2019 RSU plan). This commitment is treated as equity-settled and the accumulated amount recognized as at 30 June 2022 as share based payments costs of employees is Euros 6,221 thousand (Euros 9,838 thousand at 31 December 2021). (21) Financial instruments Classification A breakdown of financial instruments by nature, category and fair value is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

	Thousands of Euros 30/06/2022										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV to OCI**	**Hedges**	**Financial liabilities at amortised costs**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	11,842	--	--	--	11,849	7	--	11,842	11,849
Derivative instruments	--	--	--	46,910	--	--	46,910	--	46,910	--	46,910
Trade receivables	--	--	217,761	--	--	--	217,761	--	217,761	--	217,761
Financial assets measured at fair value	**--**	**7**	**229,603**	**46,910**	**--**	**--**	**276,520**				
Other current financial assets	24,045	--	--	--	--	--	24,045				
Non-current financial assets	543,961	--	--	--	--	--	543,961				
Trade and other receivables	456,482	--	--	--	--	--	456,482				
Cash and cash equivalents	525,094	--	--	--	--	--	525,094				
Financial assets measured at amortized cost	**1,549,582**	**--**	**--**	**--**	**--**	**--**	**1,549,582**				
Derivatives instruments	--	(1,236)	--	--	--	--	(1,236)	--	(1,236)	--	(1,236)
Financial liabilities measured at	**--**	**(1,236)**	**--**	**--**	**--**	**--**	**(1,236)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,581,477)	--	(4,581,477)	(4,050,502)	--	--	(4,050,502)
Promissory Notes	--	--	--	--	(118,641)	--	(118,641)				
Senior secured debt	--	--	--	--	(3,263,817)	--	(3,263,817)	--	(3,277,067)	--	(3,277,067)
Other bank loans	--	--	--	--	(521,382)	--	(521,382)				
Lease liabilities	--	--	--	--	(1,070,967)	--	(1,070,967)				
Other financial liabilities	--	--	--	--	(1,029,976)	--	(1,029,976)				
Other non-current debts	--	--	--	--	--	(17)	(17)				
Trade and other payables	--	--	--	--	(794,273)	--	(794,273)				
Other current liabilities	--	--	--	--	--	(239,020)	(239,020)				
Financial liabilities measured at amortized cost	**--**	**--**	**--**	**--**	**(11,380,533)**	**(239,037)**	**(11,619,570)**				
	1,549,582	**(1,229)**	**229,603**	**46,910**	**(11,380,533)**	**(239,037)**	**(9,794,704)**				

The Group does not disclose the fair value of certain financial instruments as their carrying amount is very similar to their fair value due to their short maturity.

36

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

	Thousands of Euros 31/12/2021										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV to OCI**	**Hedges**	**Financial liabilities at amortised costs**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	2,031	--	--	--	2,038	7	--	2,031	2,038
Derivative instruments	--	--	--	5,306	--	--	5,306	--	5,306	--	5,306
Trade receivables	--	--	216,433	--	--	--	216,433	--	216,433	--	216,433
Financial assets measured at fair value	**--**	**7**	**218,464**	**5,306**	**--**	**--**	**223,777**				
Non-current financial assets	358,161	--	--	--	--	--	358,161				
Other current financial assets	2,026,469	--	--	--	--	--	2,026,469				
Trade and other receivables	270,827	--	--	--	--	--	270,827				
Cash and cash equivalents	655,493	--	--	--	--	--	655,493				
Financial assets measured at amortized cost	**3,310,950**	**--**	**--**	**--**	**--**	**--**	**3,310,950**				
Derivatives instruments	--	(875)	--	--	--	--	(875)	--	(875)	--	(875)
Financial liabilities measured at fair	**--**	**(875)**	**--**	**--**	**--**	**--**	**(875)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,626,919)	--	(4,626,919)	(4,697,328)	--	--	(4,697,328)
Promissory Notes	--	--	--	--	(116,610)	--	(116,610)				
Senior secured debt	--	--	--	--	(3,061,078)	--	(3,061,078)	--	(3,262,901)	--	(3,262,901)
Other bank loans	--	--	--	--	(645,975)	--	(645,975)				
Lease liabilities	--	--	--	--	(873,724)	--	(873,724)				
Other financial liabilities	--	--	--	--	(882,060)	--	(882,060)				
Other non-current debts	--	--	--	--	--	(333)	(333)				
Trade and other payables	--	--	--	--	(780,826)	--	(780,826)				
Other current liabilities	--	--	--	--	--	(219,272)	(219,272)				
Financial liabilities measured at amortized cost	**--**	**--**	**--**	**--**	**(10,987,192)**	**(219,605)**	**(11,206,797)**				
	3,310,950	**(868)**	**218,464**	**5,306**	**(10,987,192)**	**(219,605)**	**(7,672,945)**				

The Group does not disclose the fair value of certain financial instruments as their carrying amount is very similar to their fair value due to their short maturity.

37

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

Financial derivatives

As at 30 June 2022 and 31 December 2021 the Group has the following derivatives:

				Thousand of Euros		
Financial derivatives	Currency	Notional amount at 30/06/2022	Notional amount at 31/12/2021	**Value at 30/06/22**	**Value at 31/12/21**	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	500,000,000	43,256	5,306	15/10/2024
Cross currency interest rate swap	US Dollar	205,000,000	--	668	--	15/10/2024
Foreign exchange rate forward	Canadian dollar	30,000,000	51,000,000	(365)	(875)	25/07/2022
Foreign exchange rate forward	Euro	160,000,000	--	2,658	--	July 2022
Foreign exchange rate forward	Canadian dollar	9,750,000	--	(445)	--	2023 and 2024
Foreign exchange rate forward	Pound sterling	26,600,000	--	(62)	--	2022 and 2023
Foreign exchange rate forward	Pound sterling	26,600,000	--	328	--	2022 and 2023
Foreign exchange rate forward	US Dollar	20,000,000	--	(364)	--	2022
Total				45,674	4,431	
Total Assets (notes 2 and 11)				46,910	5,306	
Total Liabilities (notes 15 and 21)				(1,236)	(875)	

(a) Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swap of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a euro loan of 431.6 million at a nominal interest rate of 3.78%.
- The Group grants a US Dollars 500 million loan at a nominal interest rate of 4.75%.

On 28 June 2022, the Group subscribed one cross currency interest-rate swap of US Dollars 205 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a Euros 194 million loan at a nominal interest rate of 3.1046%.
- The Group grants a US Dollars 205 million loan at a nominal interest rate of 4.75%.

Derivatives comply with hedge accounting requirements. See further details in note 4 (l) and 16 (g) of the consolidated annual accounts for the year ended 31 December 2021. At 30 June 2022, the Group has recognised net finance income of Euros 1,160 thousand.

(b) Derivative financial instruments at fair value through profit or loss

The Group has subscribed several forward exchange rate hedges to partially hedge the foreign currency value of intercompany loans. As the Group has chosen not to apply hedge accounting, gains or losses resulting from changes in the fair value of the derivative are recognised directly in "Changes in fair value of financial instruments" in the consolidated income statement of profit or loss. At 30 June 2022, the Group has recognised a net finance income of Euros 4,490 thousand.

38

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 39 (22) Transactions with related parties Transactions with related parties are in the Group's ordinary course of business and have been carried out on an arm's length basis. The amounts of the Group's transactions with related parties during the six months ended 30 June 2022 are as follows: Associates Key management personnel Other related parties Board of directors of the company Net sales 172,549 -- -- -- Purchases of inventory (28) -- -- -- Other service expenses (105) -- (1,514) -- Remuneration -- (8,471) -- (2,282) Dividends paid/received 3,750 -- -- -- 176,166 (8,471) (1,514) (2,282) Thousands of Euros The amounts of the Group's transactions with related parties during the six months ended 30 June 2021 are as follows: Associates Key management personnel Other related parties Board of directors of the company Net Sales 145,685 -- -- -- Purchases of inventory (358) -- -- -- Other service expenses (175) -- (3,890) -- Remuneration -- (7,722) -- (2,232) Dividends paid/received (6,405) -- -- -- 138,747 (7,722) (3,890) (2,232) Thousands of Euros The amounts of the Group's transactions with related parties during the three months ended 30 June 2022 are as follows: Associates Key management personnel Other related parties Board of directors of the company Net sales 100,154 -- -- -- Purchases of inventory (19) -- -- -- Other service expenses (85) -- (1,916) -- Remuneration -- (3,649) 0 (1,141) Dividends paid/received 1,587 0 -- -- 101,637 (3,649) (1,916) (1,141) Thousands of Euros Not reviewed

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022

The amounts of the Group's transactions with related parties during the three months ended 30 June 2021 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
	Not reviewed			
Net Sales	142,765	--	--	--
Purchases of inventory	(240)	--	--	--
Other service expenses	(123)	--	(1,511)	--
Remuneration	--	(3,844)	--	(1,117)
Dividends paid/received	(6,405)	--	--	--
	135,997	(3,844)	(1,511)	(1,117)

On 28 December 2018 the Group sold the companies BPC Plasma and Haema to Scranton Enterprises B.V. (a Grifols shareholder) for US Dollars 538,014 thousand. For the payment of the aforementioned selling price, Scranton entered into a loan agreement dated 28 December 2018 for US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. The remuneration is 2%+EURIBOR and the maturity date is 28 December 2025.

The Group has no advances or loans granted to or obligations assumed on behalf of members of the Board of Directors or members of key management personnel by way of guarantee or pension and life insurance obligations in respect of former or current members of the Board of Directors or members of key management personnel. In addition, as detailed in note 29(c) to the consolidated annual accounts for the year ended 31 December 2021, certain directors and key management personnel of the Company have indemnity commitments.

(23) Subsequent events

In July 2022, Grifols closed an agreement to sell in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a US Dollars 100,000 Thousand Enterprise Value. MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance.

40

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 1 You are encouraged to read the following discussion and analysis of Grifols’ financial condition and operational results of the six-month period ended on June 30, 2022, along with the condensed consolidated interim financial statements and related footnotes. This document may contain forward-looking statements that involve risks and uncertainties. See the section “Cautionary Statement Regarding Forward-Looking Statements”, included in this document, for more information. Grifols reported EUR 2,810.1 million in revenues in the first half of 2022, an increase of 10.8% (3.4% cc1) compared to the same period of 2021. These solid results were driven by strong Biopharma2 performance, sustained robust underlying demand, the consolidation of the Biotest, and FX tailwinds. EBITDA increased to EUR 618.3 million, delivering a margin of 22.0% (22.8% excluding Biotest). This performance reflects a sequential improvement for the first half of 2022, a period marked by stronger fundamentals, including a significant acceleration of plasma collections, streamlined the business organization- wide while working to accelerate key R+D projects. Biopharma revenues grew by 16.5% (8.3% cc) to EUR 2,312.9 million in the first half of the year, driven by an improvement in plasma collections, robust underlying demand for key proteins, price increases and favorable product mix, as well as a two-month contribution from Biotest. Revenues increased by 11.5% (3.3% cc) to EUR 2,214.6 million, excluding Biotest. Immunoglobulins, alpha-1 antitrypsin, specialty proteins and new-product contributions were all strong, with overall performance partially offset by Q2 2021 albumin phasing in China due to the integration of Grifols’ plasma-derived products distribution into the Shanghai RAAS commercial platform. Excluding this impact, Biopharma revenues grew 19.8% (11.3% cc). Recent product launches continue to drive performance, with double-digit growth. Of note are sales increases of Xembify® (44.9%; 31.2% cc), Vistaseal™ (57.6%; 44.4% cc) and Tavlesse® (43.4%, 43.0% cc) in the first half of the year. Plasma collections continue to accelerate, expanding 22% YTD3, trending above pre-COVID levels. The primary drivers behind this upward trend are new and recently acquired plasma centers; greater plasma volumes from regular centers; and technological, digital and operational enhancements. The current trend is expected to further accelerate in the second half of 2022. Diagnostic revenues declined by 16.7% (-21.0% cc) to EUR 329.4 million in the first half of 2022, affected primarily by the non-recurring sales of TMA (Transcription-Mediated Amplification) molecular tests to detect SARS-CoV-2 in 2021. Excluding this impact, the business unit decreased by 5.2% cc due to the termination of mandatory Zika-virus testing, and pricing, partially offset by robust sales of blood typing solutions in the United States, Mexico, and Italy. Bio Supplies, which now solely includes the Bio Supplies Commercial business line, reported a 1.4% drop in revenues (-8.2% cc) to EUR 52.6 million in the first half of 2022, impacted by lower sales of albumin and fraction V for non-therapeutic use. Bio Supplies Diagnostic sales partially offset this decline. Others4, which mainly comprises Healthcare Solutions (formerly Hospital Division) and third-party plasma sales, reported a decrease in revenues of 9.5% (-13.1% cc) to EUR 124.2 million, impacted by the   1 Constant currency (cc) excludes exchange rate fluctuations over the period. 2 Biopharma Business Unit corresponds to former Bioscience Division. 3 Comparing first 28 weeks of 2022 with first 28 weeks of 2021. 4 Others mainly includes Healthcare Solutions, Source Plasma, and Services & Royalties

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 2 conclusion of third-party plasma sales contracts. Excluding this impact, Others grew by 11.2% (7.6 cc) to EUR 103.5 million, fueled by the expansion in hospital investments. Gross margin grew to 38.2%, an improvement over the 35.4% reported in the second half of 2021. Absorption of fixed costs contributed to the sequential improvement, constrained by a still high cost per liter resulting from donor compensation and labor cost inflation. EBITDA grew to EUR 618.3 million in the first half of the year, at a 22.0% margin (22.8% excluding Biotest), compared to EUR 327.0 million and 13.6% in the second half of 2021. Grifols continued to contain operating expenses through a savings plan, plus re-prioritization of R+D projects and divestments of non- strategic assets. These efforts helped to offset higher expenses stemming from Biotest, including Biotest Next Level (BNL) project5 costs, and inflationary pressures. In July 2022, Grifols sold in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a USD 100 million Enterprise Value. MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance. Adjusted EBITDA was EUR 562 million, with an adjusted EBITDA margin of 20.0%. Excluding Biotest, adjusted EBITDA margin stood at 20.7%. The completion of the Biotest acquisition in April 2022 marks an important milestone. This transaction will bolster the availability of Grifols’ plasma therapies; accelerate the R+D pipeline; broaden the product portfolio; expand the company’s geographical footprint; and further fuel revenue growth and margin expansion. Total net investment in R+D+i totaled EUR 162.5 million (EUR 155.3 million and 174.0 million in the first and second half of 2021, respectively), representing 5.8% of revenues. Share of profits associated core activities included an impact of EUR 73 million related to the increased equity in Grifols’ Access Biologicals, following the execution of the call option, signed in 2017, to acquire the remaining 51% of capital. The acquisition will help drive the growth of Bio Supplies by reinforcing and expanding its portfolio with a more robust offering of biological products. This transaction will particularly boost Grifols’ standing as a reputed supplier of biological products for in-vitro diagnostics, cell cultures and diagnostic R+D solutions. The financial result stood at EUR 198.8 million in the first half of the year (EUR 119.4 million and EUR 158.4 million in the first and second half of 2021, respectively) due to the issuance of senior unsecured bonds to finance the Biotest investment and higher interest rates. Currently, Grifols has low exposure to interest rate hikes, as c.65% of its debt is tied to a fixed interest rate and only c.22% is pegged to a USD floating interest rate. The reported net profit totaled EUR 143.6 million. Excluding the impact of IFRS 166, net financial debt reached EUR 8,994.1 million and the leverage ratio stood at 9.0x. The ratio increased during the year as a result of strategic investment in Biotest and the impacts of COVID-19 on EBITDA over the last twelve months. The quarterly financial covenant of 5x net debt to EBITDA is no longer in place following the refinancing process in November 2019. Grifols does not face any significant maturity repayments or down payments until 2025.   5 Biotest Next Level (BNL) project is aimed at expanding production capacity of human blood plasma in Dreieich, Germany, and at develop three key R&D projects (IgG Next Gen, Trimodulin, Fibrinogen). 6 As of June 30, 2022, the impact of IFRS 16 on total debts stands at EUR 1,068.3 million.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 3 Despite short-term challenges, Grifols’ commitment to deleveraging remains firm, supported by its strong business fundamentals, improvements in profitability and operating cash generation, and sustained capital allocation. As of June 30, 2022, Grifols’ strong its liquidity position stood at EUR 1,611 million, including a cash position of EUR 525 million. Grifols’ fundamentals remain strong, with improvement expected to continue triggered by higher plasma collections and organization-wide efforts to advance innovation and streamline operations. REVENUE PERFORMANCE Biopharma Biopharma recorded EUR 2,312.9 million in revenues (16.5%; 8.3% cc) in the first half of 2022, and EUR 2,214.6 million (11.5%; 3.3% cc), excluding the positive contribution from Biotest. Of note was robust demand for the main proteins including IG, albumin, alpha-1 antitrypsin and specialty proteins (hyperimmune and intramuscular immunoglobulins), supported by price increases and product mix. Immunoglobulin demand remains very strong, particularly in the U.S., Canada and several European Union (EU) countries. Excluding the positive contribution from Biotest, immunoglobulins increased by mid-to-high single digit backed by increasing volume and mid-single-digit price increases. The contribution of subcutaneous immunoglobulins (44.9%; 31.2% cc) was especially noteworthy in the first half of the year. Albumin sales were affected by phasing in China due to the distribution integration of Grifols’ plasma- derived products into the Shanghai RAAS commercial platform in the second quarter of 2021. Excluding this impact and the positive contribution from Biotest, albumin sales registred mid-single digit growth. Notable sales growth was recorded in several markets, among them, the U.S., Middle East and Africa, and Canada, where demand remains robust. Alpha-1 antitrypsin continues to drive the division’s revenues, attaining mid-single-digit growth in the first half, excluding the positive impact of Biotest. Sales are particularly strong in the U.S. and several European Union (EU) countries, including Germany, France, Spain and Italy. The company remains committed to increasing the diagnosis rate of alpha-1-antitrypsin deficiency patients. Specialty proteins, such as hyperimmune and intramuscular immunoglobulins recorded high-single-digit growth, excluding the positive contribution from Biotest. This strong performance reflects the rising usage of immunoglobulin to treat and prevent hepatitis B and Rh-factor complications during childbirth, as well as for tetanus vaccines. In terms of new products, of note is the strong demand for the fibrin sealant, Vistaseal™. TAVLESSE® (fostamatinib), used to treat chronic immune thrombocytopenia (ITP) in adult patients refractory to other treatments, also recorded strong sales in European countries where it has been launched. This product is commercialized under Grifols’ agreement with Rigel Pharmaceuticals.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 4 Diagnostic Diagnostic revenues decreased by 16.7% (-21.0% cc) in the first half of the year to EUR 329.4 million, affected mainly by the non-recurring sales of TMA (Transcription-Mediated Amplification) molecular tests to detect SARS-CoV-2 in 2021 and the termination of mandatory Zika-virus testing. Underlying NAT business decreased by low double-digit as a consequence of product and country mix, and pricing. The blood typing line recorded a high-double-digit growth driven by strong demand in the U.S., Mexico and Italy. Its sales include both analyzers (Erytra®, Erytra-Eflexis® and Wadiana®) and reagents (DG-Gel® cards, red blood cells and antiserums). Meanwhile, sales of recombinant proteins to produce diagnostic immunoassays declined due to lower antigens sales. Bio Supplies Bio Supplies recorded EUR 52.6 million in revenues in the first six months, a 1.4% year-on-year (-8.2% cc), primarily the result of lower sales of albumin and fraction V for non-therapeutic uses, and hyperimmune plasma sales to third parties. Higher sales of Bio Supplies Diagnostic partially offset this decline. STRATEGIC AGREEMENTS AND INNOVATION Closing of Biotest strategic transaction On April 25, 2022, Grifols completed its acquisition of Biotest, becoming the majority owner of the company’s share capital. The company now hold 97.13% of Biotest’s voting rights and 70.18% of its share capital. The Biotest acquisition is a strategic and transformational transaction that will accelerate Grifols' growth and innovation. At the same time, it will contribute to expand and diversify Grifols' plasma supply, strengthening its operations and revenues in Europe, the Middle East and Africa, and support the company's economic performance. Furthermore, it enables Grifols and Biotest to jointly move forward to globally increase the availability of plasma-derived therapies for the benefit of patients worldwide, while allowing Grifols to strengthen its position by improving and complementing its operational, industrial and scientific capabilities, among others. The acquisition immediately advances Grifols’ research pipeline with the addition of two new proteins – fibrinogen and IgM - and a new indication for Cytotect®, which are currently in phase III clinical trials. Once launched these treatments will significantly expand the company’s product portfolio and generate additional revenue with each liter of plasma. The transaction also expands Grifols’ European presence with the integration of 29 Biotest donation centers in Germany, Hungary and the Czech Republic, and reinforce its industrial capacity with a state-of-the- art manufacturing plant in Dreiech, Germany.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 5 New advancements in the strategic alliance between Grifols and Shanghai RAAS Grifols signed a new agreement with Shanghai RAAS in the second quarter of 2022, designating it the exclusive distributor of its leading nucleic acid technology (NAT) solutions in China. This accord marks an important step forward in the strategic alliance between Grifols and SRAAS, marking a new chapter for Grifols’ diagnostic business in China market. With the agreement, SRAAS will import, distribute and commercialize Grifols’ NAT platform, carry out all related sales and marketing activities on the Chinese Mainlandand provide preinstallation, installation and technical support to customers. NAT is widely used in blood screening and testing due to its high sensitivity and high accuracy and our solutions will greatly contribute to meet the increasing demand of NAT test for blood donations in China. In 2020, more than 15 million blood donations in China were NAT tested, a screening process that Chinese health authorities are also extending to the more than 15 million plasma donations collected every year in the country, in addition to mandatory serology tests. SRAAS became the first company to adopt NAT testing in China since 1999 and today holds a leading position in China’s blood products industry, with four manufacturing sites and 41 plasma centers across 11 provinces. Collaborations to drive innovation and knowledge Grifols has signed a global agreement with Endpoint Health, a precision-medicine therapeutics company, to develop and commercialize an Antithrombin III (AT-III) therapy to treat sepsis, a life-threatening response to infection. As part of the agreement, Grifols will provide plasma protein expertise and be the exclusive supplier of AT-III, while Endpoint Health plans to deploy its AI technology and proprietary diagnostic test in a trial aimed at identifying the septic patients most likely to respond to AT-III. Later this year, an Investigational New Drug (IND) application will be submitted to the U.S. Food and Drug Administration (FDA) for a Phase II clinical trial using AT-III. If successful clinical development is followed by FDA approval, the two companies will invest in expanding AT-III production at Grifols sites. In accordance with the agreement, Grifols will receive revenues from supplying plasma proteins, besides royalties from future sales made by Endpoint Health, which is responsible for commercialization in addition to clinical development and regulatory approvals. This potential sepsis treatment will allow Grifols to enhance its portfolio with another plasma-protein indication and strengthen its plasma economics in reflection of its commitment to create sustainable innovation- driven growth.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 6 NON-FINANCIAL INFORMATION: COMMITMENT TO SUSTAINABILITY Grifols promotes the health, safety and continuous development of its employees Assuring the health and safety of its team is among Grifols’ top priorities. In the first half of 2022, the company worked on a new Health and Safety Policy and Manual that will come into effect this year, both outlining clear actions to promote the health of its global workforce. Grifols also developed a Wellbeing Plan focused on promoting the mental health of its employees, among others. Grifols’ workforce included 27,584 employees in the first half of the year, a 18.7% upturn compared to year-end 2021. This increase primarily stems from the incorporation of Biotest’s 2,200-plus employees. Of note was the increase in North America, where the workforce increased by +12.3% to 2,010 employees. In Spain, the workforce remained stable (+0.6%) with 4,993 people. The average seniority at Grifols is 5.8 years and the average employee age is 38 years old, without considering Biotest employees. The company advocates equal opportunities for men and women. As of June 30, 2022, men comprise 39% of the employee pool, and women, 61%. Initiated several years ago, the company’s digital transformation process ensured the continuation of its diverse training and talent development initiatives throughout the pandemic. Over the first six months of 2022, more than 1,000 employees took part in over 100 workshops. Grifols employees dedicated an average of 97 hours to training in the same period. Grifols also launched a new flexibility program Flexibility for U. Global in scope, this program combines remote and face-to-face work and to promote work-life balance and the well-being of the company's workforce. In the areas of diversity and inclusion, Grifols remains commitment to promoting gender equality, integrating people with disabilities, minority representation and a multigeneration workforce via its three-year strategic plan. Finally, the company was recently recognized among the best companies to work for in the United States and Spain by Forbes maganize, testament to its outstanding human resources policies and practices. Environmental management Grifols published its 2021 environmental performance and the advance of the 2020-2022 Corporate Environmental Program in the first half of the year. Both documents are included in the 2021 Integrated and Sustainability Annual Report, which also outlines Grifols' progress on its 2030 environmental targets. Worth highlighting is Grifols’ decision to bolster its commitments to reducing emissions by 40% to 55% per unit of production by ensuring 100% of its electricity consumption comes from renewable sources. These efforts support its ambition of achieving zero net emissions by 2050. The external audit to renew of the Environmental Management System was carried out in Grifols’ ISO 14001-certified companies in Spain and the United States, with totally satisfactory results. Within the framework of Grifols’ Environmental Program 2020-2022, worth noting is the LEED Gold certification attained for its new corporate office building in Sant Cugat del Vallès (Barcelona). The application of energy efficiency and eco-design measures will save more than 33% in energy use and 42% in water consumption. Meanwhile, construction of the new anaerobic wastewater treatment plant continues at the Parets del Vallès (Barcelona) facility and is expected to become operational by year-end. Work is also under way to expand the existing wastewater treatment plant at Grifols’ Clayton, North Carolina facility.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 7 The Clayton plant has also renewed its UL-Zero Waste to Landfill Gold Certification for preventing 99% its waste from going to landfill and only 7% from being incinerated with energy recovery. Transparency As part of its commitment to transparency, Grifols disclosed, for the seventh consecutive year, all payments and other transfers of value related to medicines and medical technology made to healthcare professionals and health organizations in several European countries as defined by EFPIA, including Spain. In 2021, Grifols’ transfers of value in Europe totaled EUR 18.9 million, a 41% increase in relation to the previous year mainly due to larger investments in studies related to, among other areas, the SARS-CoV-2 virus, which resulted in a 38% increase in transfers of value related to R+D compared to 2020. This figure also increased following the progressive recovery of face-to-face interactions with healthcare organizations and healthcare professionals at scientific events, which are now similar to pre-pandemic levels. In addition to Europe, Grifols applies its policy of transparency in the United States as required by regulatory authorities, such as Centers for Medicare & Medicaid Services and CMS. Social action Grifols has been working with the people of Ukraine and providing humanitarian aid to all those in need since the outbreak of the war last February. In collaboration with international and local humanitarian aid agencies, like the World Health Organization, Grifols delivered anti-tetanus immunoglobulin to people affected by the conflict. In Germany, coagulation factors were delivered to Ukrainian refugees suffering from hemophilia. Grifols remains in close contact with the various international humanitarian aid agencies to continue providing medicines and assistance to those most in need in Ukraine. Grifols recognized for its commitment to sustainability Grifols’ Sustainability trajectory and accomplishments were recognized by Forbes, in partnership with Credit Suisse, in the first edition of the “Forbes-Credit Suisse Sustainability Awards.” ceremony, held on March 31. This award, achieved in the Healthcare category, recognizes the dedication of those companies that excel in developing sustainable policies in its business models, while seeking to give visibility to all national business initiatives that promote a sustainable commitment. This recognition is further evidence of Grifols’ commitment to bolster its Sustainability strategy, reflected in the implementation of a Sustainability Master Plan, the setting of 30 goals for 2030, and the formalization of three new corporate policies focused on Donors, Patients and Patient Organizations, and Human Rights, among other milestones. RISKS At June 30, 2022 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended December 31, 2021.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended June 30, 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

First half 2022 net revenue by division and region:

1H 2022 - NET REVENUE BY DIVISION

In thousands of euros	1H 2022	1H 2021**	% Var	% Var cc*
BIOPHARMA	2,312,890	1,986,024	*16.5%*	8.3%
DIAGNOSTIC	329,436	395,483	*(16.7%)*	*(21.0%)*
BIO SUPPLIES	52,553	53,288	*(1.4%)*	*(8.2%)*
OTHERS	124,161	137,210	*(9.5%)*	*(13.1%)*
INTERSEGMENTS	(8,948)	(35,373)	*74.7%*	*76.4%*
TOTAL	**2,810,092**	**2,536,632**	***10.8%***	***3.4%***

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

*** For comparison purposes, 2021 figures have been reclassified in accordance with new business units*

1H 2022 - NET REVENUE BY REGION

In thousands of euros	1H 2022	1H 2021	% Var	% Var cc*
US + CANADA	1,816,983	1,576,893	*15.2%*	5.4%
UE	473,623	452,536	*4.7%*	4.3%
ROW	519,486	507,203	*2.4%*	(3.7%)
TOTAL	**2,810,092**	**2,536,632**	***10.8%***	***3.4%***

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

8

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended June 30, 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION

Net Revenues by division reported at constant currency for the first half of 2022:

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED NET REVENUES	2,810,092	2,536,632	10.8%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(188,025)		
NET REVENUES AT CONSTANT CURRENCY	**2,622,067**	**2,536,632**	**3.4%**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED BIOPHARMA NET REVENUES	2,312,890	1,986,024	16.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(162,861)		
REPORTED BIOPHARMA NET REVENUES AT CONSTANT CURRENCY	**2,150,029**	**1,986,024**	**8.3%**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED DIAGNOSTIC NET REVENUES	329,436	395,483	(16.7%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(17,124)		
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	**312,312**	**395,483**	**(21.0%)**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED BIO SUPPLIES NET REVENUES	52,553	53,288	(1.4%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(3,654)		
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	**48,899**	**53,288**	**(8.2%)**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED OTHERS NET REVENUES	124,161	137,210	(9.5%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(4,993)		
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	**119,168**	**137,210**	**(13.1%)**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED INTERSEGMENTS NET REVENUES	(8,948)	(35,373)	74.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	606		
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	**(8,342)**	**(35,373)**	**76.4%**

9

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Management Report
for the six-month period ended June 30, 2022
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Net Revenues by division reported at constant currency for the first half of 2022, excluding Biotest:

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED NET REVENUES	2,711,805	2,536,632	6.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(187,979)		
NET REVENUES AT CONSTANT CURRENCY	**2,523,826**	**2,536,632**	**(0.5%)**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED BIOPHARMA NET REVENUES	2,214,603	1,986,024	11.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(162,815)		
REPORTED BIOPHARMA NET REVENUES AT CONSTANT CURRENCY	**2,051,788**	**1,986,024**	**3.3%**

Net Revenues by region reported at constant currency for the first half of 2022:

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED U.S. + CANADA NET REVENUES	1,816,983	1,576,893	15.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(155,658)		
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	**1,661,325**	**1,576,893**	**5.4%**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED EU NET REVENUES	473,623	452,536	4.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(1,433)		
EU NET REVENUES AT CONSTANT CURRENCY	**472,190**	**452,536**	**4.3%**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED ROW NET REVENUES	519,486	507,203	2.4%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(30,934)		
ROW NET REVENUES AT CONSTANT CURRENCY	**488,552**	**507,203**	**(3.7%)**

10

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended June 30, 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Net Revenues by region reported at constant currency for the first half of 2022, excluding Biotest:

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED U.S. + CANADA NET REVENUES	1,815,818	1,576,893	15.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(155,658)		
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	**1,660,160**	**1,576,893**	**5.3%**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED EU NET REVENUES	423,289	452,536	(6.5%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(1,636)		
EU NET REVENUES AT CONSTANT CURRENCY	**421,653**	**452,536**	**(6.8%)**

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED ROW NET REVENUES	472,698	507,203	(6.8%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(30,685)		
ROW NET REVENUES AT CONSTANT CURRENCY	**442,013**	**507,203**	**(12.9%)**

11

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended June 30, 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Reconciliation of other figures for the first half of 2022:

In thousands of euros	1H 2022	1H 2021	% Var
REPORTED GRIFOLS NET REVENUES	2,810,092	2,536,632	10.8%
BIOTEST NET REVENUES	98,287	-	-
GRIFOLS NET REVENUES STAND-ALONE	**2,711,805**	**2,536,632**	**6.9%**

In thousands of euros	1H 2022	1H 2021	% Var
R&D RECURRENT EXPENSES IN P&L	161,282	158,542	1.7%
R&D CAPITALIZED	18,680	15,287	22.2%
R&D DEPRECIATION & AMORTIZATION & WRITE OFFS	(18,036)	(19,338)	(6.7%)
R&D CAPEX FIXED ASSETS	557	774	(28.0%)
R&D EXTERNAL	20	-	-
R&D NET INVESTMENT	**162,503**	**155,265**	**4.7%**

In thousands of euros	1H 2022	1H 2021	% Var
PP&E ADDITIONS	123,576	112,132	10.2%
SOFTWARE ADDITIONS	11,120	13,776	(19.3%)
INTEREST CAPITALIZED	(10,721)	(8,609)	24.5%
CAPEX	**123,975**	**117,299**	**5.7%**

In millions of euros except ratio	1H 2022	1H 2021
NET FINANCIAL DEBT	8,994	6,475.5
EBITDA ADJUSTED 12M	1,003.9	1,321.8
NET LEVERAGE RATIO[(1)]	**8.96 x**	**4.90 x**

[(1)] *Excludes the impact of IFRS 16*

In thousands of euros	1H 2022	1H 2021	% Var
EBIT	427,346	463,550	(7.8%)
D&A	190,959	170,985	11.7%
EBITDA REPORTED	**618,305**	**634,535**	**(2.6%)**
% NR	*22.0%*	*25.0%*	
% NR without Biotest	*22.8%*		

12

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 13 “Cautionary Statement Regarding Forward-Looking Statements” The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. In thousands of euros 1H 2022 1H 2021 % Var EBIT 427,346 463,550 (7.8%) D&A 190,959 170,985 11.7% NON-RECURRING COSTS (2) (56,176) 2,450 (2,392.9%) EBITDA ADJUSTED 562,129 636,985 (11.8%) % NR 20.0% 25.1% % NR without Biotest 20.7% In thousands of euros 1H 2022 1H 2021 % Var EBITDA REPORTED 12M 945,269 1,378,666 (31.4%) IFRS 16 (85,461) (74,567) 14.6% NON-RECURRING ITEMS (3) 144,095 17,685 714.8% EBITDA ADJUSTED 12M 1,003,903 1,321,784 (8.0%) (2) 2021 non-recurring items mainly related to capital gain due to the acquisition of the remaining Acces Biological equity capital. The rest of non- recurring items are related to transaction, restructuring and desivestments costs. (3) Non-recurring items are mainly related to transaction, restructuring and divestitures costs, as well as the amount of cost savings, operating improvements and synergies on a “run rate”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 28, 2022